As filed with the Securities and Exchange Commission on March 11, 2008

File No. 333-

811-04721

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.

Post-Effective Amendment No.	☐

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☐

Amendment No. 37	☒

(Check appropriate box or boxes.)

Phoenix Life Variable Universal Life Account

(Exact Name of Registrant)

Phoenix Life Insurance Company

(Name of Depositor)

One American Row, Hartford, Connecticut 06103-2899

(Address of Depositor’s Principal Executive Offices) (Zip Code)

(800) 447-4312

(Depositor’s Telephone Number, including Area Code)

John H. Beers, Esq.

Phoenix Life Insurance Company

One American Row

Hartford, CT 06102-5056

(Name and Address of Agent for Service)

Title of Security being Registered: Interests in a Flexible Premium Variable Universal Life Insurance Policy.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Phoenix Joint Edge VUL

Phoenix Life Variable Universal Life Account

Issued by: Phoenix Life Insurance Company

PROSPECTUS	___________, 2008

This prospectus describes a flexible premium, variable universal life insurance policy that can provide lifetime insurance protection on the life of two to five insureds. We will pay the death benefit following the death of the first insured person to die. You may allocate policy value to the Guaranteed Interest Account, Long-term Guaranteed Interest Account (collectively, “Guaranteed Interest Accounts”) and/or one or more of the investment options of the Phoenix Life Variable Universal Life Account (“Separate Account”). The investment options purchase shares of the following funds:

AIM Variable Insurance Funds – Series I Shares

•	AIM V.I. Capital Appreciation Fund

DWS Scudder Investments VIT Funds – Class A

•	DWS Equity 500 Index VIP

•	DWS Small Cap Index

Federated Insurance Series

•	Federated Fund for U.S. Government Securities II

•	Federated High Income Bond Fund II – Primary Shares

Fidelity® Variable Insurance Products – Service Class

•	Fidelity VIP Contrafund® Portfolio

•	Fidelity VIP Growth Opportunities Portfolio

•	Fidelity VIP Growth Portfolio

•	Fidelity VIP Investment Grade Bond Portfolio

Franklin Templeton Variable Insurance Products Trust – Class 2

•	Franklin Income Securities Fund

•	Mutual Shares Securities Fund

•	Templeton Developing Markets Securities Fund

•	Templeton Foreign Securities Fund

•	Templeton Growth Securities Fund

Lord Abbett Series Fund, Inc. – Class VC

•	Lord Abbett Bond-Debenture Portfolio

•	Lord Abbett Growth and Income Portfolio

•	Lord Abbett Mid-Cap Value Portfolio

Neuberger Berman Advisers Management Trust – Class S

•	Neuberger Berman AMT Fasciano Portfolio

•	Neuberger Berman AMT Guardian Portfolio

Oppenheimer Variable Account Funds – Service Shares

•	Oppenheimer Capital Appreciation Fund/VA

•	Oppenheimer Global Securities Fund/VA

•	Oppenheimer Main Street Small Cap Fund/VA

The Phoenix Edge Series Fund

•	Phoenix Capital Growth Series

•	Phoenix Growth and Income Series

•	Phoenix Mid-Cap Growth Series

•	Phoenix Money Market Series

•	Phoenix Multi-Sector Fixed Income Series

•	Phoenix Multi-Sector Short Term Bond Series

•	Phoenix Strategic Allocation Series

•	Phoenix-Aberdeen International Series

•	Phoenix-Alger Small-Cap Growth Series

•	Phoenix-Duff & Phelps Real Estate Securities Series

•	Phoenix-Sanford Bernstein Mid-Cap Value Series

•	Phoenix-Sanford Bernstein Small-Cap Value Series

•	Phoenix-Van Kampen Comstock Series

•	Phoenix-Van Kampen Equity 500 Index Series

PIMCO Variable Insurance Trust – Advisor Class

•	PIMCO VIT CommodityRealReturnTM Strategy Portfolio

•	PIMCO VIT Real Return Portfolio

•	PIMCO VIT Total Return Portfolio

Sentinel Variable Products Trust

•	Sentinel Variable Products Balanced Fund

•	Sentinel Variable Products Bond Fund

•	Sentinel Variable Products Common Stock Fund

•	Sentinel Variable Products Mid Cap Growth Fund

•	Sentinel Variable Products Small Company Fund

Summit Pinnacle Series

•	Summit S&P MidCap 400 Index Portfolio

The Universal Institutional Funds, Inc. – Class II Shares

•	Van Kampen UIF Equity and Income Portfolio

Wanger Advisors Trust

•	Wanger International Select

•	Wanger International Small Cap

•	Wanger Select

•	Wanger U.S. Smaller Companies

See Appendix A for additional information.

The U.S. Securities and Exchange Commission (“SEC”) has neither approved nor disapproved these securities, nor have they passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Read and keep this prospectus for future reference. Replacing any existing policy or contract with this policy may not be to your advantage. You should carefully compare this policy with your existing one and you should also determine if the replacement will result in any income taxes. The policy is not a deposit of any bank, and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Policy investments are subject to risk, including the possible loss of principal invested. If you have any questions, please contact us at:

Phoenix Variable Products Mail Operations (“VPMO”)	Variable and Universal Life Administration (“VULA”)
PO Box 8027	800/541-0171
Boston, MA 02266-8027

Index of Special Terms

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the policy, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. The word or term will appear in italics the first time it appears on that page.

Page
amount at risk	19
base face amount	15
Company	10
first death	12
good order	12
investment options	10
modified endowment contract (“MEC”)	26
monthly calculation date	18
monthly deduction amount	18
no lapse guarantee premium	4
net surrender value	23
policy anniversary	12
policy date	14
policy value	12
policy year	12
total cumulative premium test	23
total face amount	15
valuation date	14

Summary of Benefits and Risks

Most of the terms used throughout this prospectus are described within the text where they first appear. See the “Index of Special Terms” to see where the best description of certain terms appears.

This prospectus contains information about the material rights and features of the variable life policy that you should understand before investing. This summary describes the basic benefits and risks of the policy.

Summary of Policy Benefits

Death Benefits

This policy is a flexible premium variable universal life insurance policy that can insure two to five lives. The policy is first and foremost, a life insurance policy. While the policy remains in force we will pay a death benefit to the named beneficiary upon the first death of a person insured under the policy. You have a choice of three death benefit options with the policy:

•	Death Benefit Option A will equal the policy’s face amount, or the minimum death benefit, if greater.

•	Death Benefit Option B will equal the face amount plus the policy value, or the minimum death benefit, if greater.

•	Death Benefit Option C will equal the face amount plus the Death Benefit Option C Increase Amount, or the minimum death benefit, if greater. This option is only available at policy issue.

The minimum death benefit is equal to the policy value on the date of death increased by a percentage taken from a table in the policy based on the attained age of the oldest insured person at the beginning of the policy year in which death occurs.

The death benefit we pay will be reduced by any unpaid policy loan amounts and, unless the No Lapse Guarantee is in effect, unpaid policy charges.

Surrenders and Withdrawals

While the insureds are living, you may surrender the policy for its net surrender value. The net surrender value is the policy value reduced by outstanding loans and loan interest and any applicable surrender charge.

Beginning in the second policy year, subject to certain limitations, you may take withdrawals from the policy. You may incur a partial surrender charge on the amount withdrawn.

A withdrawal is not permitted if it would reduce the net surrender value to zero or would reduce the face amount below the minimum face amount for the policy. A withdrawal reduces the policy values, may reduce the face amount of the policy and may increase the risk that the policy will lapse. A withdrawal will reduce the death benefit payable regardless of the policy’s death benefit option.

Surrenders and withdrawals may have adverse tax consequences.

Loans

Generally, you may borrow up to 100% of your policy value less the current surrender charge and loan interest accrued to the end of the policy year. We count any outstanding loans and loan interest toward the applicable limit. Taking a loan may have adverse tax consequences and may increase the risk that your policy will terminate.

Investment Choices

You may direct your premium to a wide variety of investment options available through the Separate Account, and to the Guaranteed Interest Accounts. Each investment option of the Separate Account invests directly in an underlying fund. You may generally transfer policy value among any of the Separate Account investment options and the Guaranteed Interest Accounts while continuing to defer current income taxes. Your ability to make transfers is limited by (1) limitations on transfers into and from the Guaranteed Interest Accounts contained in the policy and (2) restrictions on frequent trading and market timing activity imposed by us and the underlying funds, and (3) our right to suspend your transfer privileges after your twelfth transfer in each policy year. Each of these limitations is summarized in this prospectus or, in the case of limitations imposed by the funds, the applicable fund’s prospectus.

Asset Allocation and Strategic Programs

You may also elect an asset allocation or strategic program through which to allocate your premiums and policy value. Participation in a program is optional. Although we may offer other programs in the future, whether those programs will be made available to both current and prospective policy owners will be determined at our sole discretion.

Flexible Premiums

This policy allows for flexible premiums, which means that, within limitations, you may choose the amount of premium to allocate to the policy. The only premium you must pay is the minimum initial premium. Unless your initial premium is sufficient to keep the policy in force over time, additional premium payments may be required to prevent policy lapse. The minimum premium we will accept is $25.00.

Other Available Insurance Benefits

The following additional coverages and features may be available to you by rider. We currently make the following optional riders available with the policy. These riders increase a policy’s charges.

•	Alternate Surrender Value Rider

•	Disability Payment of Specified Premium Rider (maximum issue age is 60)

•	Individual Level Term Rider

•	Survivor Purchase Option Rider

We also attach the following riders to the policy at issue. The riders may involve extra cost to you as indicated in the Fee Tables in this prospectus.

•	No Lapse Guarantee Rider (maximum issue age is 85)

•	Overloan Protection Rider

•	Policy Exchange Option Rider

Your Right to Cancel the Policy

You have the right to review the policy and cancel it if you are not satisfied. Simply return the policy to us at our administrative office within ten days after you receive it. Your state may require a longer period. The period applicable to your policy will be shown on the policy’s first page.

Summary of Policy Risks

Suitability Risk

Variable life insurance is designed for long-term financial planning, and the policy is not suitable as a short-term investment. Additionally, this policy is not suitable if you intend to utilize short-term trading strategies. Surrender charges apply during the first ten policy years; therefore, it may not be appropriate for you to purchase a policy if you foresee the need to withdraw all or part of your policy value during the first few policy years. Also, while the policy offers a variety of available investment options and the potential for appreciation, the policy is a life insurance contract containing policy charges and charges associated with the investment options of the Separate Account. These charges will reduce your policy value.

Tax Effects

Existing tax laws that currently provide favorable treatment of life insurance death benefit proceeds and deferred taxation of any increase in policy value due to investment earnings may change at any time. Generally, under current federal income tax law, death benefits are not subject to income taxes. Earnings on the policy value invested in the Separate Account or the Guaranteed Interest Accounts are not subject to income taxes until there is a distribution from the policy. Taking a loan or a full or partial surrender from the policy could result in recognition of income for tax purposes. Additionally, certain funding circumstances may cause a policy to become a modified endowment contract or MEC. Under federal tax law, loans, withdrawals and other pre-death distributions received from a MEC policy are taxed as income first and recovery of basis second. Also, distributions from a MEC policy received prior to the policyowner’s attainment of age 59 1/2 are subject to a 10% penalty tax.

Risk of Lapse

Your policy will be at risk of terminating if the policy value less policy loans and accrued loan interest is not sufficient to cover the monthly charges due and the policy does not have a No Lapse Guarantee in effect. Your policy value will be reduced by the amount of any withdrawal, and any applicable withdrawal and partial surrender charge, and the amount of any loan, and loan interest due. Additionally, poor investment experience will also decrease your policy value. Therefore, these factors increase the risk that your policy will lapse, requiring you to make additional premium payments to keep the policy in force. Before your policy terminates, you will have a grace period during which we will alert you to an impending lapse and give you an opportunity to keep the policy in force by paying a specified amount. If the policy lapses, you may be given the opportunity to reinstate it by making the required premium payment and satisfying our other reinstatement requirements.

Investment Risk

The value of your policy will fluctuate with the performance of the Separate Account investment options you select. The investment options may decline in value and the underlying funds may not meet their stated objectives or perform to your expectations. You bear the investment risk, whether a gain or a loss, for any premium allocated to the Separate Account investment options. A comprehensive discussion of an underlying fund’s risks may be found in that fund’s prospectus.

Transfer Risk

Transfers and deposits to the Guaranteed Interest Accounts may be limited to a total of $250,000 during any one week period and $1,000,000 in any 12-month period. Transfers out of the Guaranteed Interest Accounts are generally limited to one transfer per year. The amount you may transfer out of the Guaranteed Interest Accounts is limited based on a schedule described later in the prospectus. Additionally, we reserve the right to reject or restrict transfers among investment options if we or an underlying fund determine the transfers reflect disruptive trading, or following your twelfth transfer in any policy year.

Early Surrender Risk

This policy is designed to be held for the long-term. Surrender charges apply to surrenders, withdrawals, and face amount decreases taken in the first ten policy years. It is possible that a policy will have little or no net surrender value during the early policy years.

Limitations on Access to Cash Value

Policy loans are subject to maximum and minimum amounts. Withdrawals from the policy are not available in the first policy year. When available, withdrawals are subject to maximum and minimum amounts and we reserve the right to charge a withdrawal fee of $25.00 per withdrawal. Withdrawals may reduce the policy face amount and may be subject to a partial surrender charge. Because of these charges and restrictions, there will be less cash value available for loans and withdrawals in the policy’s early years.

Policy Charge Risk

We have the right to increase certain policy and rider charges; however, these charges are capped at the maximums shown in the Fee Tables included in the following pages.

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the policy. There are two tables describing the policy charges. The table below describes the fees and expenses that you will pay at the time that you make premium payments, surrender the policy, transfer policy value between investment options, or exercise the certain riders.

Fee Tables

Transaction Fees

Charge	When Deducted	Amount Deducted
Premium Expense Charge	Upon premium payment	Maximum of 8% of each premium payment
Surrender Charge[1,2,4]	Upon surrender during the first ten policy years

Maximum of $________ to minimum of $_______ per $1,000 of face amount.

Representative charge for a ________, ________ face amount, Death Benefit Option __, in _______________ risk class:

$_______.00 per $1,000 of face amount

Partial Surrender Charge[2,3,4,6]	1) Upon withdrawal of policy value; 2) Upon face amount decrease

Maximum of $___ to a minimum of $____ per $1,000 of face amount

Representative charge for a ____________, ____________ face amount, Death Benefit Option ___, in ____________ risk class, assuming a partial surrender on _______________:

$_________ per $1,000 of face amount

Transfer Charge	Upon transfer	Maximum of $25 per transfer after the first twelve transfers; not currently charged.

Withdrawal Fee[6]	Upon withdrawal	Maximum of $25.00 per withdrawal; not currently charged.

Overloan Protection Option Charge[5]	On the next monthly calculation date following exercise of the option	3.5% of the policy value

Policy Exchange Option Rider Fee	Upon exercise of the rider	Maximum of $100.00

[1]	This charge is incurred only if there is a full surrender and is reduced by any partial surrender charge previously assessed.

[2]

This charge varies according to the gender, issue age, and risk class of each insured and decreases over the time the policy is in force. No surrender charge is applied after the policy anniversary on or following the oldest insured’s attained age 121.

[3]

This charge is incurred only if there is a withdrawal or face amount decrease. To determine the charge, the full surrender charge is multiplied by the result of dividing the withdrawal amount by the net surrender before the withdrawal . In the case of a face amount decrease, the full surrender charge is multiplied by the result of dividing the decrease in base face amount by the base face amount before the decrease.

[4]

This charge varies based on the insured’s individual characteristics. The surrender charges shown in this table may not be typical of the charges a particular policy owner will pay. Before you purchase the policy, we will provide you personalized illustrations of your future benefits under the policy based upon the age and risk class of the persons you wish to insure, the death benefit option, face amount, planned premiums and riders requested. You may also call us at 1-800-417-4769 to obtain a personalized illustration. Your policy’s specifications pages will show the surrender charges for your policy.

[5]	This benefit is provided by rider that is automatically made a part of the policy.

[6]

Withdrawals and face amount decreases are subject to both the Partial Surrender Charge and the Withdrawal Fee; however, we do not currently charge the Withdrawal Fee and we will not charge a Withdrawal Fee on any Withdrawal taken on and following the oldest insured’s 121st birthday.

The table below describes the fees and expenses that you will pay periodically during the time that you own the policy, not including fund fees and expenses.

Periodic Charges Other than Fund Operating Expenses

Charge	When Deducted	Amount Deducted
Cost of Insurance[1,2,3,6]	On each monthly calculation date*

Maximum of $___________ to a minimum of $_________ per $1,000 of amount at risk

Representative charge for a ______________, $___________ face amount, in ____________ risk class:

$______ per $1,000 of amount at risk

Coverage Charge2, [4,6]	On each monthly calculation date* for the first ten policy years.

Maximum of $___________ to a minimum of $__________ per $1,000 of face amount

Representative charge for a ___________, $____________ face amount, Death Benefit Option _, in _____________ risk class:

$__________ per $1,000 of face amount

Mortality and Expense Risk Charge[6]	On each monthly calculation date*

Policy years 1-20

Maximum charge is 0.50% on an annual basis of investments in the Separate Account investment options;

Policy years 21 +

Maximum charge is 0.30% on an annual basis of investments in the Separate Account investment options.

Administrative Charge[6]	On each monthly calculation date*	Maximum of $10.00

Tax Charges	When we become liable for taxes.	Currently, there are no charges for taxes; however, we reserve the right to impose a charge should we become liable for taxes in the future.

Loan Interest Rate Charged[5]	Interest accrues daily and is due on each policy anniversary.	Maximum annual net cost is 1%

[1]

Cost of insurance rates will vary according to the insureds’ ages at issue, genders and risk classifications at issue, the policy year and the ratio of policy value to death benefit. Cost of insurance charges will generally increase as the insureds age. This table shows cost of insurance rates for standard risks. Additional charges, if any, may be assessed for risks associated with certain health conditions, occupations or avocations.

[2]

This charge varies based on the insureds’ individual characteristics. The cost of insurance and coverage charges shown in this table may not be typical of the charges a particular policy owner will pay. Before you purchase the policy, we will provide you personalized illustrations of the future benefits under the policy based upon the age and risk class of the persons you wish to insure, as well as the death benefit option, face amount, planned premiums and riders requested. You may also call us at 1-800-417-4769 to obtain a personalized illustration. Your policy’s specifications pages will show the cost of insurance and coverage charges for your policy.

[3]	The amount at risk at any given time is the difference between the total death benefit we would pay and the policy value.

[4]	The coverage charge varies based on the insureds’ ages, genders and risk classifications at issue.

[5]

The maximum net cost to the policy is the difference between the rate we charge for the outstanding loan, and the rate we credit the loaned portion of the Guaranteed Interest Account, where we allocate policy value equal to the amount of the loan, as collateral.

[6]	This charge does not apply beginning on the policy anniversary on which the oldest insured’s attained age reaches 121.

*	The monthly calculation date is the day each month on which we assess these charges. The monthly calculation date is the same date each month beginning with the policy date.

This table shows the charges you will pay periodically for certain riders you elect to add to your policy. Other riders are available with this policy for which no separate rider charge is assessed but that may increase monthly cost of insurance deductions. We describe riders later under “Other Available Policy Benefits.”

Other Available Policy Benefits Expenses

Charge	When Deducted	Amount Deducted
Alternate Surrender Value Rider[1,3]	On each monthly calculation date*

Maximum of 5% to a minimum of 3% of one-twelfth of the target annual premium

Representative charge for a ________-year old _____, $________ face amount, Death Benefit Option __, in ________________ risk class:

$_______

Disability Payment of Specified Premium Rider (Disability Benefit Rider)[1,2]	On each monthly calculation date*

Maximum of $_________ to a minimum of $_________ per $100 of premium waived

Representative charge for a _______ year old ____, $________ face amount, Death Benefit Option __, in ________ risk class:

$_______ per $100 of premium waived

Individual Level Term Rider[1,4] (Cost of Insurance)	On each monthly calculation date*

Maximum of $______ to a minimum of $_________ per $1,000 of face amount

Representative charge for a __-year old ___, $__________ face amount, Death Benefit Option __, in preferred plus risk class:

$__________ per $1,000 of face amount

Individual Level Term Rider[1] (Coverage Charge)	On each monthly calculation date*

Maximum of $_______ to a minimum of $____ per $____ of face amount

Representative charge for a _______ year old, $_____ face amount, Death Benefit Option ___, in preferred plus risk class:

$_______ per $1,000 of face amount

Survivor Purchase Option Rider[1,4]	On each monthly calculation date*

Maximum of $______ to a minimum of $_________ per _______

Representative charge for a __-year old ___, $__________ face amount, Death Benefit Option __, in preferred plus risk class:

$___________ per $1,000 of total face amount[5]

[1]

The charge for this rider varies based on the insureds’ issue ages, genders and risk classification, as well as the face amount of the policy and additional coverage amounts provided by riders attached to the policy. The charges shown in this table may not be typical of the charges a particular policy owner will pay. Your policy’s rider specifications pages will indicate the costs applicable to your policy. If you would like information on the charges for the Alternate Surrender Value Rider, Disability Payment of a Specified Amount Rider or Survivor Purchase Option Rider that would apply to your particular situation, you may request a personalized illustration from your financial representative or by calling us at 1-800-417-4769.

[2]	The charge for this rider also varies based on the specified benefit amount.

[3]	The charge for this rider also varies based on the benefit period you elect.

[4]	The charge for this rider increases as the insureds age.

5	The total face amount is the face amount of the base policy and the amount of coverage provided by the Individual Level Term Rider.

*	The monthly calculation date is the day each month on which we assess these charges. The monthly calculation date is the same date each month beginning with the policy date.

The table below shows the minimum and maximum fees and expenses as a percentage of daily net assets, for the year ended December 31, 2007, charged by the funds that you may pay indirectly during the time that you own the policy. More detail concerning each of the fund’s fees and expenses is contained in the prospectus for each fund. Total Annual Fund Operating Expenses are deducted from a fund’s assets and include management fees, distribution and/or 12b-1 fees, and other expenses.

Total Annual Fund Operating Expenses

	Minimum	Maximum
Gross Total Annual Fund Operating Expenses	%	%
Net Total Annual Fund Operating Expenses[1]	%	%

[1]

Phoenix Variable Advisors, Inc, advisor to the Phoenix Edge Series Fund, and other advisors and/or other service providers to the funds have contractually agreed to reduce the management fees or reimburse certain fees and expenses for certain funds. The Gross Total Annual Fund Operating Expenses shown in the first row of the table do not reflect the effect of any fee reductions or reimbursements. The Net Annual Fund Operating Expenses shown in the second row reflect the effect of fee reductions and waiver arrangements that are contractually in effect at least through April 30, 2009. There can be no assurance that any contractual arrangement will extend beyond its current terms and you should know that these arrangements may exclude certain extraordinary expenses. See each fund’s prospectus for details about the annual operating expenses of that fund and any waiver or reimbursement arrangements that may be in effect.

Description of Phoenix Life Insurance Company

In this prospectus, the “Company,” “we,” “us,” and “our” refers to Phoenix Life Insurance Company. Phoenix Life sells variable life insurance and annuity products to individual and institutional customers. Phoenix Life is organized as a New York stock company. Our executive and administrative office is at One American Row, Hartford, CT 06103-2899. Our New York principal office is at 31 Tech Valley Drive, East Greenbush, New York 12061.

Description of Phoenix Life Variable Universal Life Account

Phoenix Life established the Phoenix Life Variable Universal Life Account (“Separate Account”) as a separate account under New York insurance law on June 17, 1985. The Separate Account is registered with the Securities and Exchange Commission (the “SEC”) as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise the management, investment practices or policies of the Separate Account or of the Company.

The Separate Account purchases shares in mutual funds called “underlying funds.” The Separate Account is divided into sections called “investment options.” There is a corresponding investment option for each underlying fund in which the Separate Account invests. You do not invest directly in the underlying funds. Instead, the policy value you allocate to the Separate Account purchases “units” of the Separate Account. The units are allocated to the investment options of your choice. Each time you buy units of the Separate Account, the Separate Account purchases shares of the corresponding underlying fund. The value of your units will vary. Please refer to “Policy Values” for more details on unit values and to “the Underlying Funds” for more information about the funds.

Phoenix Life does not guarantee the investment performance of the Separate Account or any of its investment options. The policy value allocated to the Separate Account depends on the investment performance of the underlying funds. As policy owner, you bear the full investment risk for all monies invested in the Separate Account. Phoenix Life insurance Company is obligated to pay all amounts contractually owed under the policies.

All income, gains or losses, credited to or charged against the Separate Account reflect the Separate Account’s own investment experience and not the investment experience of Phoenix Life’s other assets. The assets of the Separate Account may not be used to pay liabilities of Phoenix Life other than those arising from the variable life insurance policies issued by the Separate Account.

We reserve the right to add, remove, modify, or substitute underlying funds in which the Separate Account invests.

Your registered representative should provide you with a copy of this prospectus at the time you apply for a policy. You may obtain a copy of the underlying fund prospectuses by calling the VULA. Additionally, we will provide a copy of these prospectuses when you have purchased the policy. We will mail you updated prospectuses for your policy and the underlying funds annually.

Performance History

We may choose to include performance history of the investment options or the underlying funds in advertisements, sales literature or reports. Performance information about each investment option is based on past performance and is not an indication of future performance.

Voting Rights

We legally own all fund shares held by the investment options; however, we vote those shares at shareholder meetings according to voting instructions we receive from policy owners with an interest in the investment options. We may decide to vote the shares in our own right should the law change to permit us to do so.

While your policy is in effect, you may provide us with voting instructions for each investment option in which you have an interest. We determine the number of votes you may cast by applying your percentage interest in an investment option to the total number of votes attributable to the investment option.

We will send you or, if permitted by law, make available electronically, proxy material, reports and other materials relevant to the investment options in which you have a voting interest. In order to vote you must complete the proxy form and return it with your voting instructions. You may also be able to vote your interest by telephone or over the Internet if such instructions are included in the proxy material. We will vote all of the shares we own on your behalf, in accordance with your instructions. We will vote the shares for which we do not receive instructions, and any other shares we own, in the same proportion as the shares for which we do receive instructions. This process may result in a small number of policyowners controlling the vote.

We may ask you to provide voting instructions for such items as:

1)	the election of the fund’s Trustees;

2)	the ratification of the independent accountants for the fund;

3)	approval or amendment of investment advisory agreements;

4)	a change in fundamental policies or restrictions of the fund; and

5)	any other matters requiring a shareholder vote.

The Underlying Funds

Each underlying fund available through the policy is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These underlying funds are not publicly traded and are offered only through variable annuity and variable life insurance products, or directly to tax qualified plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, or directly to tax qualified plans, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the underlying fund, and you should not compare the two.

The underlying funds offered through this product are selected by the Company based on several criteria, including asset class coverage, the strength of the manager’s reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor the Company considers during the initial selection process is whether the underlying fund or an affiliate of the underlying fund will compensate the Company for providing administrative, marketing, and support services that would otherwise be provided by the underlying fund, the underlying fund’s investment advisor, or its distributor. Finally, when the Company develops a variable annuity or life product in cooperation with a fund family or distributor (e.g. a “private label” product), the company will generally include underlying funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company’s selection criteria.

Each underlying fund is reviewed periodically after having been selected. Upon review, the Company may remove an underlying fund or restrict allocation of additional premium payments to an underlying fund if the Company determines the underlying fund no longer meets one or more of the criteria and/or if the underlying fund has not attracted significant policy owner assets.

In addition, if any of the underlying funds become available for allocating premium payments, or if we believe that further investment in an underlying fund is inappropriate for the purposes of the policy, we may substitute shares of another underlying fund for those held by the affected investment option. However, we will not make any substitutions without notifying you and obtaining any state and SEC approval, if necessary. From time to time we may make new investment options available.

Each underlying fund and the associated investment option of the Separate Account is subject to market fluctuations and has varying degrees of risk and there can be no assurance that any investment option or underlying fund will achieve its stated investment objective.

You will find detailed information about the underlying funds and their inherent risks in their current prospectuses. Copies of the fund prospectuses may be obtained by contacting us at the address or telephone number provided on the first page of this prospectus. You should read these prospectuses carefully.

For additional information concerning the available investment options, please see Appendix A.

Administrative, Marketing and Support Service Fees

The Company and the principal underwriter for the policies have arrangements with the investment adviser, subadviser, distributor, and/or affiliated companies of most of the underlying funds under which the Company and the principal underwriter for the policies receive payments in connection with our provision of administrative, marketing or other support services to the underlying funds. Proceeds of these payments may be used for any corporate purpose, including payment of expenses that the Company and the principal underwriter for the policies incur in promoting, issuing, distributing and administering the policies. The Company and its affiliates may profit from these fees.

The payments are generally based on a percentage of the average assets of each underlying fund allocated to the investment options under the policy or other policies offered by the Company. The amount of the fee that an underlying fund and its affiliates pay the Company and/or the Company’s affiliates is negotiated and varies with each underlying fund. Aggregate fees relating to the different underlying funds may be as much as 0.    % of the average net assets of an underlying fund attributable to the relevant policies. A portion of these payments may come from revenue derived from the Distribution and/or Service Fees (12b-1 fees) that are paid by an underlying fund out of its assets as part of its Total Annual Operating Expenses.

The Guaranteed Interest Accounts

In addition to the Separate Account, you may allocate premiums or transfer values to the Guaranteed Interest Account or Long-term Guaranteed Interest Account (collectively, the Guaranteed Interest Accounts). Amounts you allocate to the Guaranteed Interest Accounts are deposited in our general account. You do not share in the investment experience of our general account. Rather, we guarantee a minimum rate of return on the allocated amounts. Although we are not obligated to credit interest at a higher rate than the minimum, we may credit any excess interest as determined by us based on expected investment yield information.

The Long-term Guaranteed Interest Account has more restrictive transfer options out of the general account than the Guaranteed Interest Account so that longer term investments can be made.

In general, you may make only one transfer per policy year from the Guaranteed Interest Accounts. Additionally, we may impose limitations on the amounts of premium or policy value that can be allocated to or transferred into or out of the Guaranteed Interest Accounts. These limitations are described below.

Because of exemptive and exclusionary provisions, we have not registered interests in our general account under the Securities Act of 1933. Also, we have not registered our general account as an investment company under the Investment Company Act of 1940, as amended. Therefore, neither the general account nor any of its interests are subject to these Acts, and the SEC has not reviewed the general account disclosures. These disclosures may, however, be subject to certain provisions of the federal securities law regarding accuracy and completeness of statements made in this prospectus.

The features specific to each type of Guaranteed Interest Account are summarized below.

Guaranteed Interest Account

We reserve the right to limit transfers to the Guaranteed Interest Account to no more than $250,000 during any one-week period per policy and to limit transfers and premium payments to the Guaranteed Interest Account to $1,000,000 over a 12-month period. The amount that can be transferred out of the Guaranteed Interest Account is limited to the greater of $1,000 or 25% of the policy value in the non-loaned portion of the Guaranteed Interest Account as of the date of the transfer. You may transfer the total non-loaned policy value out of the Guaranteed Interest Account to one or more of the investment options over a consecutive 4-year period according to the following schedule:

• First Year:	25% of the total value

• Second Year:	33% of remaining value

• Third Year:	50% of remaining value

• Fourth Year:	100% of remaining value

Long-term Guaranteed Interest Account

The amount that can be transferred out is limited to the greatest of (a) $1,000, (b) 10% of the policy value in the Long-term Guaranteed Interest Account as of the date of the transfer, or (c) the amount of policy value transferred out of the Long-term Guaranteed Interest Account in the prior policy year.

Transfers from the Long-term Guaranteed Interest Account are not permitted under the Systematic Transfer Programs.

We reserve the right to limit transfers to the Long-term Guaranteed Interest Account to no more than $250,000 during any one-week period per policy and to limit transfers and premium payments to $1,000,000 over a 12-month period.

The Policy

This prospectus describes a flexible premium variable universal life policy insuring the lives of two to five people. The policy provides for one death benefit which is payable upon the death of the first insured to die, the first death. The policy also has net surrender value, a loan privilege, and other features also available in a traditional fixed benefit whole life policy. However, the policy allows you to allocate your premium into one or more investment options of the Separate Account or the Guaranteed Interest Accounts. Each investment option of the Separate Account, in turn, invests its assets exclusively in an underlying fund. Accordingly, the policy value varies according to the investment performance of the funds to which net premiums have been allocated.

While the policy does not allow for increases to the face amount of coverage after issue, generally, you may decrease the death benefit coverage beginning in the second policy year. You may decrease the face amount and may decrease any additional coverage provided for the insureds under the optional Individual Level Term Rider. The policy can provide a No Lapse Guarantee benefit through a rider attached to the policy if you elect Death Benefit Option A at issue and meet the rider’s terms. This benefit guarantees that the policy will not lapse as a result of inadequate cash value if your policy meets certain criteria. The policy may also provide a persistency bonus following the twenty first policy anniversary. No bonus amount is guaranteed; however, any bonus payable would be determined by multiplying the bonus percentage, if any, by the non-loaned policy value. These and other policy features are described later in this prospectus.

You may contact us about the policy through our VPMO or VULA as listed on the first page of this prospectus. We will process your premiums and policy requests when we receive them in good order. “Good order” means that we have received all necessary documents and properly completed forms at the designated office.

Contract Rights: Owner, Insured, Beneficiary, Assignment

Owner

The owner is the person or entity named in the application for the policy or, if the ownership of the policy has changed, the person or entity we have listed as the owner in our records. The owner will generally make the choices that determine how the policy operates while it is in force. If more than one person is named as the owner of the policy, we will act only on requests made by all owners, unless we and the owners agree otherwise. If the owner who is not also insured under the policy dies before an insured, ownership of the policy will pass to the surviving joint owner(s), if any, unless designation of a different successor owner has properly filed with us.

When we use the terms “you” or “your” in this prospectus, we are referring to the owner or, if the policy was issued as a group contract, we are referring to the certificate holder. If, during the existence of the policy, a third party offers you consideration to transfer ownership of your policy or any interest in your policy, including by means of a collateral or absolute assignment to such third party, we, or one of our affiliates, may have the right to offer compensation for your policy before we process the transfer in ownership.

Insured

The insureds are the persons on whose lives the policy is issued. You name the insureds in the application for the policy. A policy may be issued to insureds ages 18 through 85 for most underwriting classes. We will require that you provide evidence that each person to be insured is, in fact, insurable.

Beneficiary

The beneficiary is the person you name in the application to receive any death benefit. You may name different classes of beneficiaries, such as primary and contingent. These classes will set the order of payment.

Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before the insured dies by sending a written request to VPMO. Generally, the change will take effect as of the date your request is signed.

If no beneficiary is living at the time of the first death and you were not an insured, we will pay you the death benefit. If you were an insured under the policy, we will pay the death benefit to your estate.

Assignment

You may assign the policy. We will not be bound by such assignment until we receive a written copy of the assignment at VPMO, nor will we be liable for any payment we make before then. We assume no responsibility for determining whether an assignment is valid.

Purchasing a Policy and Your Right to Cancel

You may purchase a policy on the life of any person as long as you are at least 18 years old, and have an insurable interest in the life of the person to be insured. You must also have the consent of the person to be insured. We may decline to issue you a policy if the insured does not meet our underwriting standards.

How to Purchase a Policy

To purchase a policy, you must complete an application with your registered representative. The persons to be insured may be required to undergo medical examination. We base our insurance risk rates on the each insured’s gender, age and risk classification at issue. We may require certain medical information in order to determine the risk class of the person to be insured. We are not permitted to consider gender as a factor in some states and under certain qualified plans. We may decline to issue a policy if the insured does not meet our underwriting standards.

The minimum initial premium is due no later than the policy date. The policy date is the date shown on the specifications pages and is the date from which policy years and policy anniversaries are measured. Each 12-month period following the policy date is a policy year and each anniversary of the policy date is a policy anniversary. If you submit the initial premium before the policy date, we will consider the payment not in good order and will deposit it to a non-interest bearing account. If we decline coverage, we will refund your initial premium payment. If we approve you for coverage, we will apply the initial premium payment, less the premium expense charge to the policy, as described under “Processing Premium Payments” below and in accordance with the Right to Return provision in the policy.

We will determine the minimum initial premium based on the selected face amount for the policy, including amounts provided by rider, the death benefit selected at issue and the insureds’ rating characteristics. The minimum initial premium will be shown on the policy’s specifications page.

The insureds must be alive when the initial premium is paid. You must deliver the initial premium to your registered representative, who will forward it to our underwriting department. If, for any reason, your initial net premium payment is insufficient, we will not consider the premium payment to be in good order until we receive the balance due. If we receive your initial premium after the policy date, and monthly charges are due for the policy, we will deduct the premium expense charge, apply the payment to the policy, and immediately deduct the amount of any monthly charges due.

Your Right to Cancel

State law provides a policy owner with a right to return and cancel the policy for a limited period, generally 10 days, following receipt of the policy. Should you elect to return your policy under your right to cancel, we will treat your policy as if we had never issued it.

The amount of premium refund you will receive depends on the law of the policy’s issue state. Depending on the law of the issue state, the refund will equal either:

•	the policy’s value on the date of cancellation; or

•	premium paid less certain amounts deducted from the policy.

For states that require the refund of policy value, we will return the sum of the following as of the date we receive the returned policy:

•	the current policy value less any debt; plus

•	any monthly deductions and other charges made under the policy.

For policies issued in states that require the full premium, less any amount surrendered or withdrawn to be refunded upon cancellation during the right to cancel period (“return of premium states”), and policies issued in certain states pursuant to applications which indicate that the policy is intended to replace existing insurance, we temporarily allocate the entire issue premium paid less applicable charges (along with any other premiums paid during your right to cancel period) to the money market investment option of the Separate Account. At the expiration of the right to cancel period, the policy value of the money market investment option is allocated among the investment options of the Separate Account and to the Guaranteed Interest Accounts in accordance with your premium allocation instructions in effect. The amount returned upon policy cancellation for a policy issued in a return of premium state will equal any premiums paid less any debt and less any partial surrender amounts paid.

Premium Payments and Allocation of Premium

Premium Flexibility

Other than payment of the minimum initial premium, there is no minimum premium required for this policy; however, you must maintain policy value sufficient to pay the charges due on each monthly calculation date in order to keep the policy in force. Payment of premiums will not guarantee that the policy will remain in force. Conversely, failure to pay premiums will not necessarily cause the policy to lapse. If you select Death Benefit Option A and all insured are younger than 85 on the policy date, the policy will be issued with a No Lapse Guarantee benefit. This benefit will prevent the policy from lapsing for insufficient policy value if certain criteria are met. This benefit is described in the “No Lapse Guarantee” benefit section of this prospectus.

Subject to the maximum limitations on premiums described below, you may pay additional premium to the policy at any time before the policy anniversary following the oldest insured’s 121st birthday. The minimum premium payment we will accept is $25.00, except when a policy is in its grace period. In that case, the minimum premium we will accept is the amount necessary to prevent the policy from terminating. To pay premiums by check or money order, the amount must be drawn against a U.S. bank and be made in U.S. dollars. We will not accept any starter or third party check unless it meets our administrative requirements. Amounts you pay us by check may not be available for surrender, withdrawal or loan until the check clears the banking system.

Ways to Pay Premium

You may make subsequent premium payments by establishing a planned premium schedule for your policy, participating in our automated payment service, or making unplanned premium payments.

You may establish a planned premium schedule for your policy at the time of application or after issue. At the time of application, you may select (within limits) the planned premium amount for your policy and the frequency with which we will send you premium notices. We currently provide billing at annual, semi-annual, and quarterly intervals. You should note that we do not provide bills for fractional periods. As a result, you may wish to consult your registered representative or the VULA to consider the effect of a change to the planned premium arrangement for your policy.

You may elect to pay subsequent premiums via our automated payment service. Under this service, we automatically deduct premium payments each month from a bank account you designate. We will not send a bill for these automatic payments. Withdrawals from your bank account will be made on the 15th of each month. You may request to begin the pre-authorized check service at any time, unless your policy has entered its grace period.

You can discontinue the automated payment service by contacting our VPMO. We must receive notification of account changes at our VPMO at least 30 days before the next draft date. Upon termination of this service, we will establish your policy on regular billing at the most frequent modal premium available under your policy.

We may automatically switch you to quarterly billing if we are unable to obtain the premium payment from your bank account. We may discontinue this service upon 30 days written notice to you.

You may also make unplanned premium payments by contacting the VULA for the appropriate check processing address.

Processing Premium Payments

When we receive your premium payment in good order, we reduce the payment amount by the premium expense charge shown in the fee table. Generally, the resulting amount, also known as the net premium, is then applied to your policy according to your premium allocation instructions as of the valuation date on which we received the premium.

A “valuation date” is any day on which the net asset value of the units of each investment option of the Separate Account are determined. Generally, this will be any date on which the New York Stock Exchange (NYSE), or its successor, is open for regular trading. Our valuation date ends when the NYSE closes. This is usually at 4:00 p.m. Eastern Time. Valuation dates do not include days when the NYSE is closed, which generally includes weekends and major U.S. holidays. If we receive your premium payment in good order after the close of a valuation day or on a non-valuation day, we will apply it according to the rules below on the next valuation day.

As noted above, for policies issued in return of premium states, initial net premium is allocated to the money market investment option of the Separate Account. You may change your premium allocation instructions at any time by submitting a new premium allocation form to the VPMO, or by contacting us at the phone number shown on the first page of this prospectus. Except for premiums that may cause a policy to become a modified endowment contract (MEC), premiums submitted after the effective date of a premium allocation change will be allocated in accordance with your premium allocation instructions we then have on file.

Usually premium payments received during a grace period, after deduction of the premium expense charge, will first be used to cover any monthly deductions due during the grace period. Any remaining balance will be applied to the investment options of the Separate Account and to the Guaranteed Interest Accounts in accordance with your then current premium allocation instructions. If your policy entered the grace period as a result of loan interest capitalization, we will apply at least a portion of the payment as a loan repayment.

We may delay the application of a subsequent premium payment if applying it would cause the policy to become a MEC. Generally, we will apply the portion of the subsequent premium payment that will not cause the policy to become a MEC and we will refund the balance to you. However, if we receive a subsequent premium payment that will cause the policy to become a MEC within 20 days prior to the policy anniversary date, we will hold the portion of the subsequent premium payment that would cause MEC status. We will apply the remaining portion on the policy anniversary date when it can be applied without creating a MEC. If it is your intention to create a MEC or if you would like the portion of the premium payment that will not create a MEC returned to you, you must notify us in writing within thirty days of the policy anniversary date. If you intend to create a MEC, you will be required to sign a form acknowledging that you understand the tax consequences of MEC status.

For policies in which a material change impacting the 7-pay limit or 7-pay period occurred, if the material change caused the start of the 7-pay year to no longer coincide with the policy anniversary, the procedure described above for holding payments may not apply. Generally speaking, the 7-pay limit and 7-pay period are measures of the amount of premium that can be paid into a life insurance contract without causing the contract to become a MEC under federal tax law. For additional information about the 7-pay test, see the “Modified Endowments Contracts” section of this prospectus.

Premium Limitations

We establish maximum premiums and may change them at any time. Additionally, the Internal Revenue Code (IRC) has limits on the amount of money you may put into a life insurance contract and still meet the definition of life insurance for tax purposes. This policy will be issued to meet the Guideline Premium Test, one of the two tests used to determine if a policy meets IRC rules. More discussion of these tax law requirements is provided under the “Tax Considerations” section of this prospectus.

We reserve the right to refuse any premium payments that would cause the policy to fail the Guideline Premium Test unless such amount is necessary to keep the policy in force. If the total premium limit is exceeded, the policy owner will receive the excess, with interest at an annual rate of not less than 4%, not later than 60 days after the end of the policy year in which the limit was exceeded. The policy value will then be adjusted to reflect the refund. If the policy’s death benefit requires adjustment as a result of this premium refund, we will make this adjustment effective the date the premium is removed from the policy. We will refund the premium from the Separate Account investment options and the Guaranteed Interest Accounts on a pro rata basis according to your then current allocation instructions unless you request otherwise in writing.

Policy Values

How the Value of Your Policy is Calculated

Your policy value is the sum of the policy’s values in the investment options of the Separate Account, and the values in the Guaranteed Interest Accounts.

We will calculate your policy value on each valuation date. If we receive your premium payment or transaction request in good order prior to the close of the valuation date, we will process that premium or transaction using the unit values determined following the close of the NYSE for that day. If we receive your premium or transaction request after the close of the valuation date, we will process that premium or transaction using the unit values calculated for the next valuation date. If a scheduled transaction falls on a non-valuation date, we will process it as of the next valuation date.

Separate Account Policy Value

On each valuation date, the Separate Account policy value is the total of your policy values in each investment option of the Separate Account. When you make a premium payment, and have amounts allocated to the investment options of the Separate Account, we credit your policy with accumulation units. Your net premium purchases units of each Separate Account investment option to which you have allocated premium. We determine the number of accumulation units to credit to each Separate Account investment option by dividing the amount of the net premium payment by the unit value of that Separate Account investment option. The value of a unit of the Separate Account investment options varies from valuation date to valuation date. Changes in the accumulation unit value reflect the investment performance of the underlying fund and the fund’s fees and expenses. On each monthly calculation date, we deduct the mortality and expense risk charge from the Separate Account policy value.

Policy transactions that involve amounts allocated to the Separate Account investment options, including loans, withdrawals, and transfers are effected by purchasing and selling the units of the investment options.

Guaranteed Interest Accounts Policy Value

If you allocate premium or transfer money to the Guaranteed Interest Accounts, your policy value includes the value of those amounts. The amount you allocate or transfer to the Guaranteed Interest Accounts will earn interest at the rates we declare from time to time. We guarantee that the rates will not be less than 3.00% on an annual basis. You may determine the current crediting rates for the Guaranteed Interest Accounts by contacting the VULA at the number shown on the first page of this prospectus. Your policy value in the Guaranteed Interest Accounts is not subject to the mortality and expense risk charge. Otherwise, all policy charges apply to this portion of the policy value.

Policy Face Amount and Death Benefit

The policy provides for a base face amount, which is the amount of coverage you select in your policy application subject to our minimum and maximum face amounts for this policy. The face amount will be the same for each insured. Additionally, at the time you apply for the policy, you may also apply for additional face amount coverage for any or all insureds by applying for an Individual Level Term Rider for each insured for which you want additional coverage. The total face amount for each insured is the sum of the base face amount and any coverage provided by an Individual Level Term Rider for that Insured.

Death Benefit Options and Minimum Death Benefit

The policy provides a choice of three death benefit options. You initially elect the death benefit option for the policy at the time of application.

1.	Death Benefit Option A will pay the policy’s total face amount, but not less than the minimum death benefit on the date of the first death.

2.	Death Benefit Option B will pay the policy’s total face amount plus the policy value but not less than the minimum death benefit on the date of the first death. Death Benefit Option B is a variable death benefit. Because this death benefit option includes policy value, it will vary from day to day due to the performance of the investment options in which you have policy value.

3.	Death Benefit Option C will pay the policy’s total face amount plus the Death Benefit Option C Increase Amount on the date of first death or, if greater, the minimum death benefit on that date. The Death Benefit Option C Increase Amount is equal to total premiums paid less total withdrawals. This option is only available at policy issue.

If Death Benefit Option B or C is in effect on the policy anniversary following the oldest insured’s 121st birthday, we will change the Death Benefit Option to option A and the amount payable under this option will be the greater of the policy’s total face amount or the policy value on the date of the first death.

We will determine the minimum death benefit by increasing the policy value on the date of death using the applicable percentage as shown by a table in your policy. The applicable percentage will be based on the oldest insured’s attained age at the beginning of the policy year in which the first death occurs.

Changing the Death Benefit Option

Except for Death Benefit Option C, which can only be elected at issue, beginning in the second policy year, you may change the Death Benefit Option once per policy year prior to the policy anniversary next following the oldest insured’s 121st birthday. We will not require evidence of insurability for a change in Death Benefit Option. A change in Death Benefit Option will become effective on the monthly calculation date on or next following the date we approve your written request for the change.

•	Changing from Death Benefit Option A to Death Benefit Option B, decreases the face amount of the policy by the policy value as of the effective date of the option change.

•	Changing from Death Benefit Option B to Death Benefit Option A increases the face amount of the policy by the amount of policy value as of the effective date of the option change.

•	Changing from Death Benefit Option C to Death Benefit Option A increases the face amount of the policy by the Death Benefit Option C Increase Amount.

Additional cost of insurance charges apply to the increased face amount.

Changing death benefit options will not change the surrender charges for the policy.

Decreasing the Policy Face Amount

Requests for Decrease in Face Amount

You may request a decrease in face amount at any time beginning in the second policy year. Unless we agree otherwise, the decrease must be at least $25,000 and the base face amount remaining after the decrease must be at least $100,000. Unless you request that we first decrease the coverage under any Individual Level Term Rider that is a part your policy, we will decrease the face amount of the policy upon your proper request for a decrease.

All face amount decrease requests must be submitted on our form to the VPMO. Face amount decreases will be effective on the first monthly calculation date following the date we approve the request. A partial surrender charge will be deducted from the policy value based on the amount of the decrease. The partial surrender charge will be a portion of the surrender charge that would apply to a full surrender at the time of the decrease. This portion is determined by multiplying the full surrender charge by the result of (a) divided by (b) where (a) is the amount of the base face amount decrease and (b) is the base face amount before the decrease.

Generally, there will be a pro-rata reduction of the cost of insurance and coverage charges as a result of a face amount decrease.

Effect of Loans, Withdrawals and Requested Decreases in Face Amount on Death Benefit

Loans can reduce the policy’s death benefit. We deduct the amount of any outstanding loans plus any accrued loan interest from your policy value before we calculate the death benefit. As described in “Withdrawals” below, a withdrawal will decrease the death benefit regardless of the death benefit option in effect. A requested decrease in face amount will reduce the death benefit on the next monthly calculation date by the requested amount of the decrease.

A decrease in the death benefit may have tax consequences.

Reduced Paid-Up Death Benefit for Policies Issued in New York Only

After this policy has been in force at least one full year, you may request in writing that we lapse the policy to a reduced paid-up death benefit. The amount of death benefit will be set on the date we receive your written request for the reduced paid-up death benefit and will be calculated based on the net surrender value of the policy, a 4% interest rate and the maximum monthly cost of insurance rates shown in the specifications pages of the policy. Once you elect the reduced paid-up death benefit, you may not make any further premium payments and all riders attached to the policy will terminate.

Payment of Death Benefit

Upon our receipt of due proof of the first death while the policy was in force, we will make the death benefit payment based on the death benefit option then in effect and any applicable riders. However, if the first death occurs on or after the date we receive your written request at our administrative office to surrender the policy, no death benefit will be payable. We will process death benefits at values next computed after we receive the due proof of death, provided this documentation is in good order. Payment of death proceeds usually will be made in one lump sum within seven days, unless another mode of payment has been agreed upon by you and us. We will pay interest on death proceeds paid in a lump sum at an interest rate as required by applicable state law. If the state does not specify the interest rate, we will use the rate for insurance benefits left on deposit with us. Payment of the death proceeds may be delayed if the claim for payment of the death proceeds needs to be investigated; e.g., to ensure payment of the proper amount to the proper payee. Any such delay will not be beyond that reasonably necessary and consistent with insurance practices customary in the life insurance industry. Also, payment may be delayed if allowed or required by law as described in “Postponement of Payments.”

Limitations on Payment of the Death Benefit

The death benefit may be limited if any insured commits suicide within certain time periods specified by state law, generally two years from the date that the policy is issued. Additionally, we may contest a policy for certain misstatements made in the policy application and in any application for reinstatement or in connection with any policy change requiring evidence of insurability within the two year period following application, reinstatement or the policy change. If we contest the policy on this basis, we will only pay the sum of all monthly deductions taken under the policy for the contested face amount and any premium we required for the contested face amount, whichever is greater.

Also, if any insured’s age or gender was misstated in the policy application we will adjust the amount of any death benefit as described in the policy. Upon adjustment, the death benefit will be the amount provided by the most recent monthly insurance charges using correct age and gender for the particular insured.

If the policy was in the grace period on the date of the first death, the death proceeds will be reduced by any outstanding monthly charges, unless a No Lapse Guarantee benefit was in effect for the policy.

Surrenders and Withdrawals

Surrenders

You may surrender the policy for its net surrender value at any time prior to the first death. A policy’s net surrender value is the policy value less any applicable surrender charge and less any unpaid policy loans and interest. The amount available for surrender will be the net surrender value at the end of the valuation date on which we receive the policy and the written surrender request in a form satisfactory to us at VPMO.

Withdrawals

Beginning in the second policy year, while the insureds are living you may receive a part of the policy’s net surrender value by submitting a written request for a withdrawal to VPMO. You may request one withdrawal per policy month.

We do not permit withdrawals of less than $500 (if required by your state, a lower minimum will be shown on the policy’s schedule pages), if the resulting death benefit would be less than the policy’s minimum face amount as shown on the specifications pages for the policy, or if the withdrawal would reduce the net surrender value to zero. We may require you to withdraw the entire value allocated to an investment option, or the guaranteed interest accounts if the value remaining in that investment option or either of the guaranteed interest accounts would be less than $500.00 immediately following the withdrawal.

You may choose in what proportions we deduct the following amounts from among your investment options. If you do not choose, we will make the deductions in the same manner as for monthly deductions. You may request that we reduce your policy value by a specific amount that will include the amount of the check you will receive and all applicable charges. This is called a “net withdrawal”. Otherwise, any withdrawal from the policy is considered a gross withdrawal, meaning it will reduce your policy value by the sum of the:

•	Withdrawal Amount – the portion of the net surrender value you choose, but not less than $500; plus

•	Withdrawal Fee – currently set at $0 (not to exceed $25); plus

•

Pro rated Surrender Charge. We deduct a pro rata portion of the surrender charge that would apply to a full surrender. The pro rata portion equals the full surrender charge multiplied by the result of (a) divided by (b) where (a) equals the withdrawal amount and (b) equals the net surrender value.

We will reduce your policy’s net surrender value by the withdrawal amount. Additionally, withdrawals can reduce a policy’s face amount for policies with Death Benefit Option A or Death Benefit Option C when the policy does not meet the minimum ratio of death benefit to cash value required by the Internal Revenue Code. In that case, the base face amount of a policy with Death Benefit Option A will be reduced by the amount of the withdrawal, or the portion of the withdrawal amount remaining after the policy failed to meet the ratio. The base face amount of a policy with Death Benefit Option C will be reduced in the same way once the amount of all withdrawals taken from the policy is greater than all premiums paid to the policy. For policies with Death Benefit Option B in effect at the time of withdrawal, the amount of the withdrawal will be deducted from the policy value.

Processing and Payment of Surrenders, Withdrawals

A surrender or withdrawal will be effective on the valuation date we receive your written request at the VPMO in good order or, if we receive your request after the end of a valuation date or on a non-valuation date, on the next following valuation date. We generally pay surrendered and withdrawn amounts within seven days of receiving your request in good order.

We may postpone payment of amounts surrendered, withdrawn or loaned under certain circumstances as described in the section of this prospectus entitled “Postponement of Payments.”

Policy Loans

As discussed below, you may borrow up to a specified amount of your policy value less the current surrender charge and loan interest accrued to the end of the policy year. We will count any outstanding loan toward the applicable limit. We generally do not allow loans under $500 (if required by your state, a lower minimum will be shown on the policy’s schedule pages).

You may transfer a policy loan from another life insurance policy to this policy as part of an exchange under Section 1035 of the IRC. When you transfer a policy loan from another life insurance policy in that way, the maximum loan amount under this policy is 75% of the policy’s net surrender value. Otherwise, the maximum loan amount is 100% of the net surrender value.

When you take a loan, we will take an amount equal to the loan from your investment options as collateral and deposit it to the loaned portion of the Guaranteed Interest Account. You may instruct us how to withdraw policy value from the Separate Account investment options and the Guaranteed Interest Accounts for deposit to the loaned portion of the Guaranteed Interest Account. If you do not instruct us, we will make the withdrawal in the same manner as monthly deductions.

The rate of interest we charge on policy loans depends on the policy year in which the loan is taken. The maximum loan interest rates are shown in the “Charges and Deductions” section of this prospectus. Loan interest accrues daily from the date of the loan and is payable in arrears. At the end of each policy year, all interest due will be treated as a new loan and we will transfer the amount of any unpaid loan interest from your Separate Account investment options, the non-loaned portion of the Guaranteed Interest Account or Long-term Guaranteed Interest Account to the loaned portion of the Guaranteed Interest Account.

We credit the loaned portion of the Guaranteed Interest Account with interest at an effective annual rate of 3%, compounded daily and payable in arrears. At the end of each policy year, or when you repay a loan, the interest credited to the loaned portion of the Guaranteed Interest Account will be transferred to the non-loaned portion of the Guaranteed Interest Account and then to the investment options or the Guaranteed Interest Accounts in accordance with your most recent premium allocation schedule on file.

You may repay a loan at any time the policy is in force. Unless you designate a policy payment as a loan repayment, we will apply the payment as premium. We apply loan repayments first to pay any outstanding loan interest. We apply any remaining amount to reduce the loaned portion of the Guaranteed Interest Accounts, and correspondingly increase the non-loaned portion of the Guaranteed Interest Account. If you make a loan repayment that exceeds the remaining loan interest and loan balance, we will apply the excess among the investment options according to your most recent premium allocation schedule on file.

We will use any loan repayment we receive during a grace period first to pay any overdue monthly deductions. We will then apply any remaining balance to reduce loan interest and any loans.

Failure to repay a policy loan or to pay loan interest will not terminate the policy unless your policy’s net surrender value is not sufficient to pay monthly charges that come due and the policy does not have a No Lapse Guarantee in effect. However, if a policy’s outstanding loan and loan interest exceed the maximum loan amount, the policy will enter the grace period.

Outstanding loans can also reduce your policy’s death benefit and surrender value. We deduct the amount of any outstanding loans plus any accrued loan interest from your death benefit and surrender value.

The proceeds of policy loans may be subject to federal income tax under some circumstances. If a policy owner requests a decrease in face amount and, following the decrease the policy becomes a modified endowment contract (MEC), any loan on the policy must be treated as a taxable distribution to the owner to the extent of gain in the policy.

A policy loan will have a permanent effect on the policy value because the investment results of the loaned portion of the Guaranteed Interest Account will differ from the investment results of the Separate Account investment options, the non-loaned portion of the Guaranteed Interest Account and the Long-term Guaranteed Interest Account. The effect could be favorable or unfavorable. Since taking a policy loan may negatively impact policy value, it may increase the risk that your policy will terminate. The longer a loan is outstanding, the greater the effect is likely to be. Additionally, the favorable or unfavorable effect of a policy loan on policy value, may be greater for policies with Death Benefit Option B since the death benefit amount for that option includes the amount of policy value.

Overloan Protection Option

We provide this option by rider attached to the policy automatically when the policy is issued. There is no periodic charge for this option; however, as described below, a charge applies when you exercise the option.

This option is designed to prevent a heavily loaned policy from lapsing. You may exercise this option when you make a written request and satisfy the following conditions.

•	The policy has been in force for at least 15 years;

•	All insureds are at least 65 years old;

•	All premiums paid have been withdrawn by policy withdrawals; and

•	The loan balance is equal to 96% of the policy value (any loan in excess of this amount must be repaid at the time you request to exercise this option).

When you elect this option, the following actions will occur on the next monthly calculation date.

•	Optional riders in effect, if any, will terminate;

•	We will deduct a one-time transaction charge of 3.5% of the policy value;

•	The death benefit option will permanently change to Death Benefit Option A;

•	The face amount will be reduced to the policy value multiplied by 101%;

•	The remaining non-loaned policy value will be transferred to the Long-term Guaranteed Interest Account. No transfer charge will be assessed for this transfer. No further transfers will be allowed;

•	The death benefit will be the greater of:

•	the new total face amount, or

•	the greater of the policy value or the loan multiplied by the applicable minimum death benefit percentage.

After this option is exercised, monthly charges will no longer be assessed. Loan interest will continue to accrue but the loan interest rate charged will be equal to the interest rate credited on policy loans. No additional premium payments will be accepted. No additional withdrawals, policy loans or loan repayments will be allowed. Any loan balance and accrued interest will reduce the death benefit payable and the loan interest will continue to accrue. Exercise of this option may result in income tax liability.

Trans fer of Policy Value

Interne t, Interactive Voice Response and Telephone Transfers

You may transfer your policy value among the available investment options and make changes to your premium allocation by Internet, Interactive Voice Response (“IVR”) or telephone. You may also write to VPMO or call VULA between the hours of 8:30 AM and 8:00 PM, Eastern Time to request a transfer. You should know that we will execute transfer requests as of the valuation date we receive the request in good order. If you make a proper transfer request after the close of business on a valuation date or on a non-valuation date, we will process it on the next valuation date.

You should know that your right to make transfers is subject to policies against market timing and disruptive trading imposed by us and the funds. For more information, see “Market Timing and Other Disruptive Trading.” Additionally, we may restrict or eliminate your right to make additional transfers after the twelfth transfer in any policy year. We do not charge for transfers at this time. However, we reserve the right to charge a fee of $25 for each transfer after your first twelve transfers in a policy year. Should we begin imposing this charge, we would not count transfers made under a Systematic Transfer Program toward the twelve-transfer limit. You may permit your registered representative to submit transfer requests on your behalf.

Phoenix and Phoenix Equity Planning Corporation (“PEPCO”), our national distributor, will use reasonable procedures to confirm that transfer instructions are genuine. We require verification of account information and will record telephone instructions, which are stored digitally. You will receive written confirmation of all transfers. Phoenix and PEPCO may be liable for following unauthorized transfer instructions if we fail to follow our established security procedures. However, you will bear the risk of a loss resulting from instructions entered by an unauthorized third party that Phoenix and PEPCO reasonably believe to be genuine.

We may modify or terminate your Internet and telephonic transfer and allocation privileges at any time. You may find it difficult to exercise these privileges during times of extreme market volatility. In such a case, you should submit your request in writing.

Transfer R estrictions for the Guaranteed Interest Accounts

The Guaranteed Interest Accounts have the following transfer restrictions on transfers from the accounts:

•

You may make only one transfer per policy year from the non-loaned portion of the Guaranteed Interest Account or the Long-term Guaranteed Interest Account. You may make additional transfers out of the Guaranteed Interest Account if the transfers are made as part of a Systematic Transfer Program or if we agree to make an exception to this rule.

•	The amount you may transfer from the Guaranteed Interest Account is the greater of $1,000 or 25% of the value of the non-loaned portion of the Guaranteed Interest Account.

•	The total non-loaned portion of the Guaranteed Interest Account may be transferred over a consecutive 4-year period, as described in “The Guaranteed Interest Accounts.”

•

For the Long-term Guaranteed Interest Account, the amount you may transfer is limited to the greater of $1,000, 10% of the value of the Long-term Guaranteed Interest Account or the amount of policy value transferred out of the Long-term Guaranteed Interest Account in the prior policy year.

You may transfer policy value into the Guaranteed Interest Accounts at anytime. We reserve the right to limit maximum transfers into the Guaranteed Interest Accounts during any one-week period.

For more information on the Guaranteed Interest Accounts, please see, “The Guaranteed Interest Accounts.”

Charge s and Deductions

Ge neral

Charges affect your policy value and the amount you may receive from your policy.

We make deductions to compensate us for our various expenses in selling, maintaining, underwriting and issuing the policy and guaranteeing certain insurance benefits. The policy provides for three types of charges; charges deducted from premium payments, periodic charges deducted monthly, and conditional charges that are imposed only if certain events occur.

Charges Deducted from Premium Payments

Premium Expense Charge

We deduct a premium expense charge from each premium payment to the policy that we use to reimburse the Company for a variety of expenses we incur in selling the policy (e.g., commissions, advertising and printing). This charge is guaranteed not to exceed 8% per premium payment.

Periodic Charges

Monthly Charges

We make monthly deductions on each monthly calculation day. Your policy’s first monthly calculation date is the policy date. Subsequent monthly calculation dates are on the same day of each calendar month. Your policy’s monthly calculation date will be listed on the policy specifications page. The policy’s monthly deduction amount is the sum of the following charges: cost of insurance, mortality and expense risk charge, administrative charge, coverage charge. We do not assess monthly charges beginning on the policy anniversary on which the oldest insured is age 121.

With the exception of the monthly deduction of the mortality and expense risk charge described below, monthly charges are deducted from your policy value in the investment options within the Separate Account, the non-loaned portion of the Guaranteed Interest Account and the Long-term Guaranteed Interest Account on a proportionate basis unless you request that we exclude any of these in your application for the policy. Should your balance in any of the investment options become depleted, unless we agree otherwise, we will proportionally increase the deduction from your policy value in the remaining investment options.

Cost of Insurance

We determine this charge by multiplying the appropriate cost of insurance rate by the amount at risk. The amount at risk is the difference between your policy’s death benefit and your policy value. The amount at risk depends in part on the death benefit option in effect. Since the policy value is included in the death benefit under Death Benefit Option B, the death benefit under this death benefit option is affected by performance of the investment options chosen, payment of premiums and charges assessed. If your policy includes the Individual Level Term Rider, face amount coverage provided by that rider is also subject to the cost of insurance charge.

We base our current rates on the gender, attained age, and risk class of the insureds and how long a policy has been in force. We are not permitted to consider gender as a factor in some states and under certain qualified plans. The cost of insurance rates for each insured are blended together to determine the policy’s overall cost of insurance rate.

We base the current monthly cost of insurance charge, in part, on what we expect our future mortality experiences will be. Charges will not exceed the guaranteed cost of insurance rates set forth in your policy. The guaranteed maximum rates are equal to 100% of the applicable 2001 Commissioners’ Standard Ordinary (“CSO”) Sex Distinct, Aggregate Smoker Composite, Age Last Birthday, Ultimate Mortality Table, at the insureds’ ages on their last birthdays. We will apply any change in our cost of insurance rates uniformly to all persons of the same gender, insurance age and risk class whose policies have been in force for the same length of time.

We currently insure lives as either standard risk class or a risk class involving a higher mortality risk. We determine each insured’s risk class based on the insured’s health and medical information. Insureds in the standard risk classes will have a lower cost of insurance for otherwise identical policies, than insureds in the higher mortality risk classes. Nonsmokers will generally incur a lower cost of insurance than will similarly situated smokers.

Mortality and Expense Risk Charge

We assume a mortality risk that, as a whole, the people we insure may die sooner than expected. We would then pay greater total death benefits than we had expected.

We assume an expense risk that expenses we incur in issuing and maintaining the policies may exceed the administrative charges expected for the policies.

If the expenses do not exceed the charges, or if our mortality projections prove to be accurate, we may profit from this charge. We may use profits from this charge for any proper purpose, including the payment of sales expenses or any other expenses that may exceed income in a given year.

The mortality and expense risk charge applies to the policy value held in the Separate Account investment options. We guarantee that the mortality and expense risk charge will not exceed an annual rate of 0.50% of the policy value in the Separate Account in the first twenty policy years, and 0.30% of the policy value in the Separate Account beginning in policy year 21.

Administration Charge

The administrative charge compensates us for various activities associated with issuing and administering the policy. The maximum administrative charge is $10.00 per policy, per month.

Coverage Charge

The coverage charge is a monthly charge assessed on the face amount during the first ten policy years primarily to help reimburse us for sales costs. To determine this charge, we multiply the amount of base face amount at issue and the amount of any Individual Level Term Rider attached to the policy by a monthly rate that varies with each insureds’ gender, issue age, and risk class. The coverage charge is established at policy issue; it is not changed by decreases, withdrawals or other transactions that may affect the face amount of the policy after the policy date.

Loan Inte rest Rates

We charge your policy for outstanding loans at a maximum rate of 4% on an annual basis which is charged in arrears. Additionally, we credit the amount of the loan applied to the loaned portion of the Guaranteed Interest Account daily at an annual rate of 3%.

Outstanding loans reduce the policy’s death benefit. We deduct the amount of any outstanding loans plus any accrued loan interest from your policy value before we calculate the death benefit.

Costs f or Policy Riders

When you apply for a policy, we attach certain riders at issue and you can also request any of the optional benefit riders we then make available and for which you are eligible under our rules. Availability of any rider, the benefits it provides and the associated charges may vary by state and we may add, delete or modify the available riders for new policies. Each rider contains specific details you should review in selecting your coverage. Certain optional benefit riders have their own charges which are assessed against policy value on each monthly calculation date. We may change the rates charged, but they will not exceed the maximum rates shown in the rider specification pages.

The riders listed below are currently available with the policy for additional charges assessed each month as follows:

•	Alternate Surrender Value Rider–the charge ranges from 3%-5% of one-twelfth of the target annual premium

•	Disability Payment of Specified Premium Rider-the charge ranges from $ to $ per $100 of premium waived

•	Individual Level Term Rider-the charge ranges from $ to $ per $1000.00 of level term face amount

•	Survivor Purchase Option Rider-the charge ranges from $ to $ per $1000.00 of total face amount

We also attach the following riders to the policy at issue:

•	No Lapse Guarantee Rider-only available for policies issued with Death Benefit Option A with insureds under age 85

•	Overloan Protection Rider

•	Policy Exchange Option Rider

The riders we attach to the policy automatically at issue do not have monthly charges. However, we deduct a transaction fees upon exercise of the Overloan Protection Rider and the Policy Exchange Option Rider. The transaction fee for Overloan Protection is 3.5% of policy value. The transaction fee for the Policy Exchange Option Rider is $100. While there is no separate charge for the No Lapse Guarantee Rider, you must pay premium meeting the requirements described in that rider to obtain the benefit provided by the rider.

More detail about the charges for these riders is located in the “Fee Table” of this prospectus and the charges that apply to your policy will be shown in the rider specifications pages. You may find more detail about these benefits in the section of this prospectus entitled “Other Available Policy Benefits.”

Conditio nal Charges

These are other charges that are imposed only if certain events occur.

•

Surrender Charge. The surrender charge applies during the ten policy years following policy issue for coverage provided by the base face amount if you surrender the policy for its net surrender value. This charge is intended to recoup the costs incurred in issuing the policy. The actual surrender charge will never exceed policy value; therefore, we will never require you to submit an additional payment in order to surrender your policy.

The surrender charge for the base face amount is an amount determined by multiplying the number of thousands of face amount by the surrender charge factor. The base surrender charge factor will vary by the insureds’ genders, issue ages, and risk classes as well as the policy’s death benefit option at issue. Tables of surrender charges are included in the specifications pages of the policy. We deduct any partial surrender charges already applied to the policy when determining the surrender charge.

The surrender charge is assessed against the policy value in proportion to the policy’s values in the Separate Account, and the Guaranteed Interest Accounts, excluding loaned amounts, on the effective date of the surrender.

We do not impose a surrender charge after the policy anniversary following the oldest insured’s 121st birthday.

•	Partial Surrender Charge–We charge a portion of the surrender charge when you request a face amount decrease or a withdrawal. This charge is intended to help defray the costs of issuing a policy.

•	Requested face amount decrease - a pro rata portion of the surrender charge will be deducted from your policy value in direct proportion to any decrease in face amount.

•

Withdrawal of policy value - a pro rata portion of the surrender charge will be deducted from your policy value in direct proportion to any withdrawal of policy value. Face amount reductions may result if you request a withdrawal of policy value.

•

Transfer Charge. Currently, we do not charge for transfers, however, we reserve the right to charge up to $25.00 for each transfer in excess of twelve each policy year upon prior written notice. This charge, if we were to impose a transfer charge, would be intended to recoup the cost of administering the transfer.

•

Withdrawal Fee. We reserve the right to charge a fee of up to $25 per withdrawal for withdrawals of policy value. This fee would compensate us for the administrative costs associated with processing withdrawals. This fee is not charged for withdrawals taken on and after the oldest insured’s 121st birthday.

Tax Cha rges

Currently, no charge is made against the Separate Account for federal income taxes that may be attributable to the Separate Account. The Separate Account may, however, make such a charge in the future for these or any other taxes attributable to the Separate Account, should the Separate Account become liable for such taxes.

Underlying Fu nd Charges

As compensation for investment management services to the underlying funds, the advisors are entitled to fees, payable monthly and based on an annual percentage of the average aggregate daily net asset values of each series. These fees are paid by the funds from their assets. We show the maximum and minimum fund charges in the Fee Tables section of this prospectus.

These fund charges and other expenses are described more fully in the fund prospectuses. You may obtain a fund prospectus by contacting VULA.

Market Timing and Other Disruptive Trading

We discourage market timing activity, frequent transfers of policy value among investment options and other activity determined to be “Disruptive Trading”, as described below. Your ability to make transfers among investment options under the policy is subject to modification if we determine, in our sole opinion, that your exercise of the transfer privilege constitutes “Disruptive Trading” that may disadvantage or potentially harm the rights or interests of other policy owners.

“Disruptive Trading” includes, but is not limited to: frequent purchases, redemptions and transfers; transfers into and then out of an investment option in a short period of time; and transfers of large amounts at one time. The risks and harmful effects of Disruptive Trading include:

•

dilution of the interests of long-term investors in an investment option, if market timers or others transfer into or out of the investment option rapidly in order to take advantage of market price fluctuations;

•

an adverse affect on portfolio management, as determined by portfolio management in its sole discretion, such as causing the underlying fund to maintain a higher level of cash than would otherwise be the case, or causing the underlying fund to liquidate investments prematurely; and

•	increased brokerage and administrative expenses.

To protect our policy owners and the underlying funds from Disruptive Trading, we have adopted certain policies and procedures.

Under our Disruptive Trading policy, we can modify your transfer privileges for some or all of the investment options. Modifications include, but are not limited to, not accepting a transfer request from you or from any person, asset allocation service, and/or market timing service made on your behalf. We may also limit the amount that may be transferred into or out of any investment option at any one time. Unless prohibited by the terms of your policy, we may (but are not obligated to):

•	limit the dollar amount and frequency of transfers (e.g., prohibit more than one transfer a week, or more than two a month, etc.),

•

restrict the method of making a transfer (e.g., require that all transfers into a particular investment option be sent to our Service Center by first class U.S. mail and/or rescind telephone, internet, IVR or fax transfer privileges),

•	require a holding period for some investment options (e.g., prohibit transfers into a particular investment option within a specified period of time after a transfer out of that investment option),

•	impose redemption fees on short-term trading (or implement and administer redemption fees imposed by one or more of the underlying funds), or

•	impose other limitations or restrictions.

Currently we attempt to detect Disruptive Trading by monitoring both the dollar amount of individual transfers and the frequency of a policy owner’s transfers. With respect to both dollar amount and frequency, we may consider an individual transfer alone or when combined with transfers from other policies owned by or under the control or influence of the same individual or entity. We currently review transfer activity on a regular basis. We also consider any concerns brought to our attention by the managers of the underlying funds. We may change our monitoring procedures at any time without notice.

Because we reserve discretion in applying these policies, they may not be applied uniformly. However, we will to the best of our ability apply these policies uniformly. Consequently, there is a risk that some policy owners could engage in Disruptive Trading while others will bear the effects of their activity.

Currently we attempt to detect Disruptive Trading by monitoring activity for all policies. Possible Disruptive Trading activity may result in our sending a warning letter advising the owner of our concern. Regardless of whether a warning letter is sent, once we determine that Disruptive Trading activity has occurred, we may revoke the owner’s right to make Internet and Interactive Voice Response (IVR) transfers. We will notify policy owners in writing (by mail to their address of record on file with us) if we limit their trading.

We have adopted these policies and procedures as a preventative measure to protect all policy owners from the potential effects of Disruptive Trading, while recognizing the need for policy holders to have available reasonable and convenient methods of making transfers that do not have the potential to harm other policy owners.

We currently do not make any exceptions to the policies and procedures discussed above to detect and deter Disruptive Trading. We may reinstate Internet, IVR, telephone and fax transfer privileges after they are revoked, but we will not reinstate these privileges if we have reason to believe that they might be used thereafter for Disruptive Trading.

We cannot guarantee that our monitoring will be 100% successful in detecting and restricting all transfer activity that constitutes Disruptive Trading. Moreover, we cannot guarantee that revoking or limiting a policy owner’s Internet, IVR, telephone and fax transfer privileges will successfully deter all Disruptive Trading. In addition, some of the underlying funds are available to insurance companies other than Phoenix and we do not know whether those other insurance companies have adopted any policies and procedures to detect and deter Disruptive Trading, or if so what those policies and procedures might be. Because we may not be able to detect or deter all Disruptive Trading and because some of these funds are available through other insurance companies, some policy owners may be treated differently than others, resulting in the risk that some policy owners could engage in Disruptive Trading while others will bear the effects of their activity.

We may, without prior notice, take whatever action we deem appropriate to comply with or take advantage of any state or federal regulatory requirement. In addition, orders for the purchase of underlying fund shares are subject to acceptance by the relevant fund. We reserve the right to reject, without prior notice, any transfer request into any investment option if the purchase of shares in the corresponding underlying fund is not accepted for any reason.

We do not include transfers made pursuant to the Dollar Cost Averaging, Automatic Asset Rebalancing or other similar programs when applying our Disruptive Trading policy.

Alloca tion Programs

You may elect any of the allocation programs described below at no charge and at any time. We may discontinue, modify or amend these programs as well as offer new programs in the future.

Asset Alloca tion and Strategic Programs

Asset allocation and strategic programs (referred to as “programs” throughout this section) are intended to optimize the selection of investment options for a given level of risk tolerance, in order to attempt to maximize returns and limit the effects of market volatility. The programs reflect the philosophy that diversification among asset classes may help reduce volatility. An asset class is a category of investments that have similar characteristics, such as stocks, or bonds. Within asset classes there are often further divisions. For example, there may be divisions according to the size of the issuer (large cap, mid cap, small cap) or type of issuer (government, corporate, municipal).

We currently offer the following programs: Franklin Templeton Founding Investment Strategy and Phoenix-Ibbotson Strategic Asset Allocation which are described below. For ease of reference, throughout this section of the prospectus, we refer to these asset allocation and strategic programs, simply as “programs”, and we refer to the asset allocation options available within the programs, as “options.” There is presently no additional charge for participating in these programs and options. We may, on a prospective basis, charge fees for individual programs and may vary fees among the available programs.

You may participate in only one program at a time. Subject to regulatory requirements and approvals, in the future we may modify or eliminate any existing program or option, or may offer other asset allocation services which, at our discretion, may be available to current and/or prospective contract owners. For the most current information on any program or option, please contact your registered representative.

Selecting a Program and Option

If you are interested in adding a program, consult with your registered representative to discuss your choices. For certain programs, a questionnaire may be used to help you and your registered representative assess your financial needs, investment time horizon, and risk tolerance. You should periodically review these factors to determine if you need to change programs or options. You may at any time switch your current program or option, and may choose any modified or new programs or options the Company may make available. You may cancel your participation in a program at any time, and later re-enroll in a program, after first consulting with your registered representative and then contacting our Main Administrative Office. If a program is eliminated, you will receive notice and you may choose, in consultation with your registered representative, among the other programs available at that time.

The following programs are currently available:

•	Franklin Templeton Founding Investment Strategy

Through the Franklin Templeton Founding Investment Strategy, premium payments and policy value are allocated to the three investment options as listed below. On a monthly basis, we will rebalance the policy value allocated to the three investment options back to the original allocation percentages in each investment option.

•	Franklin Income Securities Fund – 34%

•	Mutual Shares Securities Fund – 33%

•	Templeton Growth Securities Fund – 33%

•	Phoenix-Ibbotson Strategic Asset Allocation

Phoenix and Ibbotson Associates have developed five asset allocation options, each comprised of selected combinations of investment options. The options approved for use are:

•	Conservative Portfolio

•	Moderately Conservative Portfolio

•	Moderate Portfolio

•	Moderately Aggressive Portfolio

•	Aggressive Portfolio

On a periodic basis (typically annually), Ibbotson evaluates the options and updates them to respond to market conditions and to ensure style consistency. If you select one of the Phoenix-Ibbotson options, your premium payments (policy value for in force policies), however, will not be allocated in accordance with the updated options unless you specifically request we do so. On an annual basis, we will rebalance the policy value allocated to the investment options of the Separate Account used in the asset allocation option for your policy back to the original percentages. You should consult with your registered representative for the most current information on this program and the options within the program.

If you should elect any of the programs listed above, transfers made under these programs will not be counted toward the 12 transfers per year after which we may impose a transfer fee.

Systema tic Transfer Programs

You may elect a systematic transfer program that we offer under the policy. We reserve the right to change, eliminate or add optional programs subject to applicable laws.

We base transfers under a Systematic Transfer Program on the investment option values on the valuation date following our receipt of your transfer request, or if that day is not a valuation date, on the next following valuation date. Except as described below, you may have only one program in effect at a time.

We do not charge for these programs.

Asset Re balancing Program

Under this program, we transfer policy value among the investment options to match your chosen allocation percentages. You can choose to have us make these transfers monthly, quarterly, semiannually or annually. We reserve the right to not permit transfers to or from the Guaranteed Interest Accounts.

You may start or discontinue this program at any time by submitting a written request to VPMO or calling VULA (see page one). The Asset Rebalancing Program does not ensure a profit nor guarantee against a loss in a declining market.

Dollar Cost Averaging Program

Under this program, you can allocate initial or subsequent premium to one of the investment options or the Guaranteed Interest Account (a “source account”) and we will periodically transfer portions of that premium to one or several of the available investment options (“target investment options”) and the Guaranteed Interest Accounts according to the selection you make when you enroll in this program. You choose to make these transfers monthly, quarterly, semiannually or annually. The minimums you may transfer from the source account are:

•	$25 monthly

•	$75 quarterly

•	$150 semiannually

•	$300 annually

You must have at least $2,000 in the source account to begin a Dollar Cost Averaging Program. Should the value in the source account fall below the transfer amount, we will transfer the remaining balance and end the Program. Transfers from the Guaranteed Interest Account must be made in approximately equal amounts over a minimum of six months. The Dollar Cost Averaging Program is not available if you invest through a bank draft program.

You may start or discontinue this program at any time by submitting a written request to VPMO, or calling VULA (see page one). Dollar Cost Averaging does not ensure a profit nor guarantee against a loss in a declining market.

Enhanced Dollar Cost Averaging Program

We may at different times offer an Enhanced Dollar Cost Averaging Program that can offer a higher interest rate during selected periods. This program will not be offered at the same time as the standard Dollar Cost Averaging program. Under this program, the first net premium payment will be held in the money market investment option of the Separate Account and then transferred to the source account at the end of the policy’s right to cancel period. The source account is an account within the Guaranteed Interest Account. If you elect this program, monthly transfers from the source account to the target accounts you establish will begin on the first monthly calculation date following the end of the right to cancel period. The Enhanced Dollar Cost Averaging interest rate will be guaranteed from the end of the right to cancel period for six months or to the first policy anniversary, depending on the period you chose when you elected the Enhanced Dollar Cost Averaging Program. If your policy date was backdated to save age, the 12-month Enhanced Dollar Cost Averaging period will not last a full 12 months, but only until the first policy anniversary.

Use of Dollar Cost Aver aging with Asset Rebalancing and Allocation Programs

If you elect to participate in either the Franklin Templeton Founding Investment Strategy; or the Phoenix-Ibbotson Strategic Asset Allocation Program then you may also elect to participate in the following programs:

1.	Dollar Cost Averaging or Enhanced Dollar Cost Averaging; and

2.	Asset Rebalancing with monthly rebalancing only in the Franklin Templeton Founding Investment Strategy, or Asset Rebalancing with annual rebalancing only in the Phoenix-Ibbotson Strategic Asset Allocation Program.

If you elect both the Enhanced Dollar Cost Averaging and the Asset Rebalancing Program, your entire dollar cost averaging transfer amount must be allocated to the Allocation Program in effect for your policy.

Policy Lapse and Reinstatement

La pse

Payment of the initial premium, no matter how large or the payment of additional premiums will not necessarily guarantee the policy will remain in force. If you take a withdrawal or a policy loan, it could negatively affect the policy value, and therefore increase the risk of policy lapse.

If the policy value is less than the monthly deduction, we will allow a grace period of 61 days during which you must pay an amount equal to the applicable premium expense charge plus three times the required monthly deduction plus any amount overdue to prevent the policy from lapsing.

If you fail to make the required payment before the 61-day grace period ends, the policy will lapse and expire without value. We will mail you notice following the monthly calculation day on which the policy value is less than the monthly deduction. We will mail you an additional notice at least 15 days and not more than 45 days before any potential lapse will occur. We will mail you notice at least 31 days before any potential lapse will occur. By lapse, we mean that the policy is no longer in full force and has no available value.

The policy will remain in force during the grace period. We apply any premium payment we receive during the grace period, less the premium expense charge, to first pay any monthly deductions due during the grace period. We will apply any excess premium according to your current premium allocation schedule.

The death benefit during the grace period is equal to the death benefit immediately before the grace period begins.

No Lapse Guarantee Benefit

This benefit will be made a part of the policy by rider automatically attached at issue for policies with Death Benefit Option A and insureds who are age 85 or younger on the policy date. Under the rider, as long as the cumulative premium test, described below, is satisfied the policy will not lapse even if the policy’s account value reduces to zero as a result of adverse investment performance or other factors. There is no separate charge for the No Lapse Guarantee benefit; however, to maintain the guarantee, the policy must meet the total cumulative premium test. This test requires that cumulative premiums paid since policy issue (accumulated at 4%) less withdrawals (accumulated at 4%) and less policy loans and accrued interest be at least equal to the cumulative monthly No Lapse Guarantee premiums since issue for any No Lapse Guarantee periods then in effect (accumulated at 4%).

The monthly No Lapse Guarantee premium will be set at the time the rider is issued and will vary based on the total face amount, the insureds’ ages, genders, risk classifications, additional ratings, any riders attached to the policy, and the amount to be paid, if any, under the Disability Waiver of Specified Premium Rider. The monthly No Lapse Guarantee premiums will be shown on the specifications pages for the rider.

If the policy does not meet this total cumulative premium test on any monthly calculation date and there is not sufficient policy value to pay the monthly charges due, the policy will enter the Grace Period. You may restore the benefit provided by the rider during the Grace Period by paying the shortfall amount. The shortfall amount is the amount by which the total cumulative premiums paid to the policy is less than the amount required by the total cumulative premium test plus the next three monthly No Lapse Premiums. If the total cumulative premium test is not met and the policy owner does not restore the No Lapse Guarantee by paying the shortfall amount within the required period, the No Lapse Guarantee will terminate and cannot be reinstated.

The rider terminates and cannot be reinstated if there is a change in the policy’s Death Benefit Option, you make a written request to terminate the rider, or the policy terminates. Once the rider terminates, should the policy enter the Grace Period, you must pay any monthly charges that were not taken as a result of the rider being in effect prior to the policy entering the Grace Period in addition to the premium required to restore the policy under the Grace Period provision.

Termination

This policy terminates automatically on the earliest of the date of death, full surrender, or the date that the grace period expires without the payment of sufficient premium in accordance with the lapse provision.

Reinstatement

Unless this policy has been surrendered for its net surrender value or the oldest insured’s 121st birthday has passed, this policy may be reinstated at any time within three years from the date the premium payment was insufficient to pay the monthly deduction due. You may request reinstatement in writing and we will require submission of evidence of insurability satisfactory to us along with the payment of an amount that would result in a net surrender value equal to at least three monthly deductions. Certain riders may not be reinstated.

If you request reinstatement and we approve your request, your policy will be reinstated on the Monthly Calculation Date following our receipt of your reinstatement payment in good order. When the policy is reinstated, the policy value on the date the policy terminated will be reinstated prior to crediting the reinstatement premium. Additionally, any remaining period of the surrender charge schedule that was in effect on the date the policy terminated will be applied from the date of reinstatement.

Other Available Policy Benefits

When you apply for a policy, we will attach certain riders at issue and you can request any of the optional benefit riders we then make available. Availability of certain riders, the benefits provided and the associated charges may vary by state, and our rules and procedures will govern eligibility for any rider. Each rider contains specific details you should review in selecting your coverage. Riders we offer as optional riders have separate monthly charges as shown in the “Fee Tables” of this prospectus.

Optional Riders

We currently make the optional riders listed below available with the policy. We may also add, delete or modify the list of optional riders.

Alternate Surr ender Value Rider. This rider will provide a higher net surrender value in the early policy years. Upon full surrender of the policy during the rider benefit period, we will pay the policy owner the greater of: (1) the net surrender value of the policy; and (2) the Alternate Surrender Value provided by this rider. The Alternate Surrender Value equals the lesser of: (1) all premiums paid for the policy; or (2) the policy value, plus a refund of the following charges made on the policy since issue: premium expense charges, administrative charges, coverage charges and charges for the Alternate Surrender Value Rider.

Disability Payme nt of Specified Premium Rider. This rider is available to insureds age 60 or younger in the standard risk class. It provides a benefit of a specified monthly amount due to the total disability of the covered insured as defined in the rider. The benefit amount is credited to the policy on each monthly calculation date during a period of the insured’s total disability that persists for at least 6 continuous months and occurs within a disability benefit period. The benefit period will be limited to the longer of one year or to the policy anniversary following the insured’s 65th birthday. The rider terminates on the policy anniversary immediately following the insured’s 65th birthday; however, benefits will continue to be paid beyond that time if the insured has been continuously disabled under the terms of the rider since the policy anniversary immediately following the insured’s 60th birthday. The rider will also terminate under other circumstances described in the rider, including exercise of the Overloan Protection Rider.

Individual Level Ter m Rider. This rider provides annually renewable level term insurance for the lifetime of the insureds for whom you elect it. The initial rider death benefit is limited to              times the policy’s base face amount and the policy’s total face amount, including all Individual Level Term Riders attached to the policy is subject to our maximum face amount limit. You elect this rider and the level term face amount when you apply for the policy. Coverage provided by this rider has its own cost of insurance and coverage charges. You may terminate this rider or may decrease the coverage amount by submitting the proper written request to the VPMO.

Survivor Purchase Option Rider. This rider provides three alternative benefits: it allows for the purchase of a new variable universal life or universal life insurance policy issued by Phoenix or one of its insurance affiliates on the lives of the surviving insureds; provides an interim death benefit; and provides a supplemental death benefit. The rider must cover all insureds under the policy and the insureds must be between ages 18 and 70 at policy issue. The first death must occur by the policy anniversary following the oldest insured’s 75th birthday for the rider option to be available.

•

New Policy-The rider provides that the new policy option be exercised within 90 days following the first death. The new policy may be purchased without additional evidence of insurability. The face amount of the new policy cannot exceed the face amount of the original policy and any coverage under the Individual Level Term Rider for the surviving insured(s). The new policy may include the Disability Waiver of a Specified Premium Rider if that rider had been attached to the original policy.

•

Interim Death Benefit-If an insured dies within 90 days following the first death of an insured and before a new policy has been issued via the rider, we will pay a death benefit equal to the face amount of the policy and any coverage for that insured under the Individual Level Term Rider as of the date of the first death.

•

Supplemental Death Benefit-In the event of the simultaneous death of the insureds, under the policy, we will pay a single death benefit equal to the highest death benefit available for any of the deceased insureds. The rider also provides a supplemental death benefit equal to the next highest death benefit for any of the deceased insureds.

The rider terminates once any of its benefits are provided and under other conditions described in the rider including, 90 days following the first death, death of the surviving insureds, and policy anniversary following the oldest insured’s 75th birthday. You may also request that we cancel this rider.

Riders We Make Part of the Policy at Issue

We also attach certain riders to the policy automatically at issue, subject to state availability. These riders do not have separate monthly charges but the Overloan Protection Rider and Policy Exchange Option Rider have transaction charges that are assessed at the time the benefit is exercised. We may add, modify or delete riders available with this policy for new policies.

No Lapse Guarantee Rider. This rider provides a guarantee that the policy will not lapse as a result of the cash value becoming insufficient to pay the policy’s monthly charges if the conditions of the rider are met. For additional details, see the “Lapse and Reinstatement” section of this prospectus.

Over loan Protection Rider. This rider is designed to prevent a heavily loaned policy from lapsing. For additional details, see the “Policy Loan” section of this prospectus.

Policy Exc hange Option Rider. This rider allows the policy to be exchanged into single life policies without evidence of insurability at the insureds attained ages and subject to our then current issue guidelines at the time the option is exercised. The policies available will be any permanent plan of life insurance we or our affiliates are then offering. The total face amounts of the single life policies cannot be more than the face amount of the policy. If the option is exercised, the policy value will be applied to the new policies and any value exceeding the new policy’s premium limits will be refunded to you. No surrender charge will be applied as a result of exercising the rider so long as the surrender charges on the new policy are at least as great as any remaining surrender charge under this policy.

You should read the riders carefully for all their terms and conditions.

Ge neral

Postponem ent of Payments

We may postpone payment of surrenders, partial withdrawals, policy loan or death benefits in certain cases including the following circumstances:

•	we may postpone for up to six months, payment for any transaction that depends on the value of the Guaranteed Interest Accounts;

•

we may postpone payment whenever the NYSE is closed on what would otherwise be a regular trading day, trading on the NYSE is restricted, on days when a certain market is closed (e.g., the U.S. Government bond market is closed on Columbus Day and Veteran’s Day) or may have closed early; or

•	when the SEC decides an emergency exists and the sale of securities or the determination of the value of securities in the Separate Account is not reasonably practicable.

Transfers also may be postponed under these circumstances.

Reservation of Comp any Rights to Change the Separate Account

We have the right, subject to compliance with applicable law, to add, delete, or substitute investment options of the Separate Account, combine the Separate Account into another Separate Account, transform the Separate Account into a mutual fund, and/or deregister the Separate Account under the Investment Company Act of 1940. We also reserve the right to close any underlying fund to new investment or eliminate the shares of any underlying fund(s) if they are no longer available for investment, or if we believe investing in any underlying fund(s) is no longer appropriate for the purposes of the Separate Account.

Tax Cons iderations

Gene ral

This discussion is general in nature and is not intended as income tax advice. We make no attempt to consider any estate and inheritance taxes, or any state, local or other tax laws. Because this discussion is based upon our understanding of federal income tax laws as they are currently interpreted, we cannot guarantee the income tax status of any policy. There are no representations regarding the likelihood of continuation of current federal income tax laws, U.S. Treasury regulations or of the current interpretations. We reserve the right to make changes to the policy to assure that it will continue to qualify as a life insurance contract for federal income tax purposes.

The ultimate effect of federal income taxes on values under the Separate Account and on the economic benefit to you or your beneficiary depends on our income tax status and upon the income tax status of the individual concerned. For complete information on federal and state income tax considerations, an income tax advisor should be consulted.

Incom e Tax Status

We are taxed as a life insurance company under the Internal Revenue Code of 1986 (the “Code”), as amended. For federal income tax purposes, neither the Separate Account nor the Guaranteed Interest Accounts are separate entities from Phoenix Life Insurance Company. PHL Variable Insurance Company and Phoenix Life and Annuity Company and their operations form a part of Phoenix Life Insurance Company.

Investment income and realized capital gains on the assets of the Separate Account are reinvested and taken into account in determining the value of the Separate Account. Investment income of the Separate Account, including realized net capital gains, is not taxed to us. Due to our income tax status under current provisions of the Code, no charge currently will be made to the Separate Account for our federal income taxes which may be attributable to the Separate Account. We reserve the right to make a deduction for taxes if our federal income tax treatment is determined to be other than what we currently believe it to be, if changes are made affecting the income tax treatment to our variable life insurance contracts, or if changes occur in our income tax status. If imposed, such charge would be equal to the federal income taxes attributable to the investment results of the Separate Account.

Policy B enefits

Tax Treatment as Life Insurance

In order to be treated as life insurance for federal income tax purposes, the policy must meet certain requirements. If these requirements are met, the death benefits are generally received without federal income tax and the earnings on the policy are not subject to federal income tax until withdrawn. These requirements include definitional tests and rules for diversification of the policy’s investments. These requirements are generally described below.

Death Benefit Proceeds

The policy, whether or not it is a modified endowment contract (see “Modified Endowment Contracts”), is required to satisfy the definition of a life insurance contract for federal income tax purposes under Section 7702 of the Internal Revenue Code. As such, the death benefit proceeds thereunder should be excludable from the gross income of the beneficiary under Code Section 101(a)(1) unless there has been a transfer for valuable consideration. Also, a policy owner should not be considered to be in constructive receipt of the net surrender value, including investment income. However, see the sections below on possible taxation of amounts received under the policy, via full surrender, partial surrender or loan. Code Section 7702 imposes certain conditions with respect to premiums received under a policy based on the definitional test you choose for the policy. We monitor the premiums to assure compliance with such conditions. If the premium limitation is exceeded during the year, we may return the excess premium, with interest, to the policy owner within 60 days after the end of the policy year, and maintain the qualification of the policy as life insurance for federal income tax purposes.

There are two definitional tests for life insurance in the Internal Revenue Code; (1) Cash Value Accumulation Test, and (2) Guideline Premium Test. This policy uses the Guideline Premium Test. Under the Guideline Premium Test, there is a limit as to the amount of premium that can be paid into the policy in relation to the death benefit. The initial premium limit is based on the death benefit, ages and characteristics of the insureds and types of riders on the policy. The actual premium limits each year will depend, in part, on the amount of premiums paid in prior years. In addition to this premium test, there is also a minimum ratio of death benefit to cash value under the Cash Value Corridor. This corridor looks to the age of the insureds and the cash value each year and may require periodic adjustments in death benefit for compliance.

Full Surrender

Upon full surrender of a policy for its net surrender value, the excess, if any, of the policy value (unreduced by any outstanding indebtedness) over the premiums paid will be treated as ordinary income for federal income tax purposes. The full surrender of a policy that is a modified endowment contract may result in the imposition of an additional 10% tax on any income received.

Partial Surrender

If the policy is a modified endowment contract, partial surrenders and other distributions are fully taxable to the extent of income in the policy and are possibly subject to an additional 10% tax. See the discussion on modified endowment contracts below. If the policy is not a modified endowment contract, partial surrenders still may be taxable, as follows. Code Section 7702(f)(7) provides that where a reduction in death benefits occurs during the first 15 years after a policy is issued and there is a cash distribution associated with that reduction, the policy owner may be taxed on all or a part of that amount distributed. A reduction in death benefits may result from a partial surrender. After 15 years, the proceeds will not be subject to tax, except to the extent such proceeds exceed the total amount of premiums paid but not previously recovered. We suggest you consult with your tax advisor in advance of a proposed decrease in death benefits or a partial surrender as to the portion, if any, which would be subject to tax, and in addition as to the impact such partial surrender might have under the new rules affecting modified endowment contracts.

Loans

Any loan received under a policy is the policyholder’s indebtedness. If the policy is a modified endowment contract, loans are fully taxable to the extent of income in the policy and are possibly subject to an additional 10% tax. See the discussion on modified endowment contracts. If the policy is not a modified endowment contract, no part of any loan under a policy will constitute income as long as the policy remains in force.

The deductibility by a policy owner of loan interest under a policy is limited under Code Section 264, depending on the specific circumstances. See your tax advisor for further guidance.

Business a nd Corporate-Owned Policies

If the policy owner is an entity, such as a business or corporation, there are Internal Revenue Code provisions that apply to the tax treatment of premiums, policy loan interest, contract earnings and death benefits. No deduction is permitted for premiums paid if the policy owner is a beneficiary under the contract. No deduction generally is allowed for interest paid or accrued on any policy loan. A pro rata interest deduction disallowance rule for an unrelated interest expense may also apply in the case of a policy insuring the life of an individual who is not an owner of the policy owner, or an officer, director, or employee of the policy owner’s business. The death benefits and policy earnings may be subject to tax under the corporate alternative minimum tax. As of August 2006, death benefits may be subject to income tax unless (1) specified notice and consent provisions are met and (2) criteria are satisfied concerning the relationship between the insured and policy owner. The policy owner is responsible for ensuring that the notice and consent requirements are satisfied and for determining whether the relationship between insured and policy owner meets the statutory criteria. The policy owner must also comply with Internal Revenue Service annual reporting and recordkeeping requirements.

Modified E ndowment Contracts

General

Pursuant to Code Section 72(e), loans and other amounts received under modified endowment contracts will, in general, be taxed to the extent of accumulated income (generally, the excess of policy value over premiums paid). Life insurance policies can be modified endowment contracts if they fail to meet the “7-pay test” of Code Section 7702A.

Under the 7-pay test, a policy that is considered fully paid-up before the end of the seventh policy year is a modified endowment contract. To determine if this test has been met, there is a 7-pay premium limit that compares premiums paid against this actuarially determined limit. Premiums paid during a policy year but which are returned by us with interest within 60 days after the end of the policy year will be excluded from the 7-pay test. If a life insurance policy classified as a modified endowment contract is exchanged for a new policy, the new policy will also be a modified endowment contract.

Reduction in Benefits During the First Seven Years

If there is a reduction in death benefits during the first seven policy years, the 7-pay test is retroactively recomputed at the lower death benefit. Actual premiums paid are compared with this recomputed 7-pay test to determine if the reduction resulted in the contract becoming a modified endowment contract.

Distributions Affected

If a policy fails to meet the 7-pay test, it is considered a modified endowment contract as to distributions in the year in which the test is failed and all subsequent policy years. However, distributions made within two years prior to such failure are deemed to be “made in anticipation” of the status and are considered distributions under a modified endowment contract.

Penalty Tax

Any amounts taxable under the modified endowment contract rule will be subject to an additional 10% penalty tax, with certain exceptions. This additional tax will not apply in the case of distributions that are:

•	made on or after the taxpayer attains age 59 1/2;

•	attributable to the taxpayer’s disability (within the meaning of Code Section 72(m)(7)); or

•

part of a series of substantially equal periodic payments (not less often than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his beneficiary.

Material Change Rules

If the policy has a material change, there is a reapplication of the 7-pay test. A material change includes an increase in death benefits or any increase in or addition of a qualified additional benefit, or any increase in or addition of any rider benefit available as an optional insurance benefit (described above), with the following exceptions.

•

If an increase in death benefit is attributable to premiums paid “necessary to fund” the lowest death benefit and qualified additional benefits payable in the first seven policy years or to the crediting of interest or dividends with respect to these premiums, the “increase” does not constitute a material change.

A material change may occur at any time during the life of the policy (within the first seven years or thereafter), and future taxation of distributions or loans would depend upon whether the policy satisfied the applicable 7-pay test from the time of the material change. An exchange of policies is considered to be a material change for all purposes.

Serial Purchase of Modified Endowment Contracts

All modified endowment contracts issued by the same insurer (or affiliated companies of the insurer) to the same policy owner within the same calendar year will be treated as one modified endowment contract in determining the taxable portion of any loans or distributions made to the policy owner. A tax advisor should be consulted about the tax consequences of the purchase of more than one modified endowment contract within any calendar year.

Limitations on Unreasonable Mortality and Expense Charges

The Code imposes limitations on unreasonable mortality and expense charges for purposes of ensuring that a policy qualifies as a life insurance contract for federal income tax purposes. In addition, the expense charges taken into account are required to be reasonable, as defined by the U.S. Treasury regulations. We will comply with the limitations for calculating the premium we are permitted to receive from you.

Quali fied Plans

A policy may be used in conjunction with certain qualified plans. Since the rules governing such use are complex, you should not use the policy in conjunction with a qualified plan until you have consulted a pension consultant or income tax advisor.

Diversification Standards

To comply with the Diversification Regulations under Code Section 817(h), (“Diversification Regulations”) each series is required to diversify its investments. The Diversification Regulations generally require that on the last day of each calendar quarter the series’ assets be invested in no more than:

•	55% in any one investment

•	70% in any two investments

•	80% in any three investments

•	90% in any four investments

A “look-through” rule applies to treat a pro rata portion of each asset of a series as an asset of the Separate Account; therefore, each series will be tested for compliance with the percentage limitations. For purposes of these diversification rules, all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer.

The general diversification requirements are modified if any of the assets of the Separate Account are direct obligations of the U.S. Treasury. In this case, there is no limit on the investment that may be made in U.S. Treasury securities, and for purposes of determining whether assets other than U.S. Treasury securities are adequately diversified, the generally applicable percentage limitations are increased based on the value of the Separate Account’s investment in U.S. Treasury securities. Notwithstanding this modification of the general diversification requirements, the portfolios of the funds will be structured to comply with the general diversification standards because they serve as an investment vehicle for certain variable annuity contracts that must comply with these standards.

We intend to comply with the Diversification Regulations to assure that the policies continue to qualify as a life insurance contract, for federal income tax purposes.

Owner Con trol

For variable contracts, tax deferral depends on the insurance company and not you having control of the assets held in the separate accounts. You can allocate policy value from one fund of the separate account to another but you cannot direct the investments each fund makes. If you have too much “investor control” of the assets supporting the separate account funds, then you will be taxed on the gain in the contract as it is earned rather than when it is withdrawn.

In 2003, the Department of Treasury issued formal guidance that indicates that if the number of underlying mutual funds available in a variable insurance product does not exceed 20, the number of underlying mutual funds alone would not cause the contract to not qualify for the desired tax treatment. The guidance indicated that exceeding 20 investment options may be considered a factor, along with other factors, including the number of transfer opportunities available under the contract, when determining whether the contract qualifies for the desired tax treatment. The Revenue Ruling did not indicate the actual number of underlying mutual funds that would cause the contract to not provide the desired tax treatment but stated that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.

Under this policy, there is no arrangement, plan, contract or agreement between the policy owner and the company, regarding the availability of a particular investment option and, other than the policy owner’s right to allocate premium payments and transfer funds among the available investment options, all investment decisions concerning the investment options will be made by us or an advisor in its sole and absolute discretion.

At this time, it cannot be determined whether additional guidance will be provided by the U.S. Treasury on this issue and what standards may be contained in such guidance. Should the U.S. Treasury issue additional rules or regulations limiting the number of underlying mutual funds, transfers between or among underlying mutual funds, exchanges of underlying mutual funds or changes in investment objectives of underlying mutual funds such that the contract would no longer qualify for tax deferred treatment, The company reserves the right to modify the contract to the extent required to maintain favorable tax treatment.

Change of Ownership or Insured or Assignment

Changing the policy owner or the insured or an exchange or assignment of the policy may have tax consequences depending on the circumstances. Code Section 1035 provides that a life insurance contract can be exchanged for another life insurance contract, without recognition of gain or loss, assuming that no money or other property is received in the exchange, and that the policies relate to the same Insured. If the surrendered policy is subject to a policy loan, this may be treated as the receipt of money on the exchange. We recommend that any person contemplating such actions seek the advice of an income tax advisor.

Other Taxes

Federal estate tax, state and local estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary. We do not make any representations or guarantees regarding the tax consequences of any policy with respect to these types of taxes.

Withholding

We are required to withhold federal income taxes on the taxable portion of any amounts received under the policy unless you elect to not have any withholding or in certain other circumstances. You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number. Special withholding rules apply to payments made to nonresident aliens. You are liable for payment of federal income taxes on the taxable portion of any amounts received under the policy. You may be subject to penalties if your withholding or estimated tax payments are insufficient.

The Phoenix Companies, Inc. – Legal Proceedings about Company Subsidiaries

We are regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming us as a defendant ordinarily involves our activities as an insurer, investor, investment advisor or taxpayer. It is not feasible to predict or determine the ultimate outcome of all legal or arbitration proceedings or to provide reasonable ranges of potential losses. We believe that the outcomes of our litigation and arbitration matters are not likely, either individually or in the aggregate, to have a material adverse effect on our consolidated financial condition. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation and arbitration, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operations or cash flows in particular quarterly or annual periods.

State regulatory bodies, the Securities and Exchange Commission, or SEC, the Financial Industry Regulatory Authority, or FINRA (formerly known as the National Association of Securities Dealers, Inc., or NASD), and other regulatory bodies regularly make inquiries of us and, from time to time, conduct examinations or investigations concerning our compliance with, among other things, insurance laws and securities laws. We endeavor to respond to such inquiries in an appropriate way and to take corrective action if warranted.

For example, during 2003 and 2004, the SEC conducted examinations of certain variable products and certain affiliated investment advisers and mutual funds. In 2004, FINRA also commenced examinations of two affiliated broker-dealers; the examinations were closed in April 2005 and November 2004, respectively. In February 2005, FINRA notified PNX that it was asserting violations of trade reporting rules by a subsidiary. PNX responded to the FINRA allegations in May 2005. Thereafter, in January 2007, FINRA notified PNX that the matter is being referred for potential violations and possible action.

In addition, federal and state regulatory authorities from time to time make inquiries and conduct examinations regarding compliance by the company and its subsidiaries with securities and other laws and regulations affecting their registered products. We endeavor to respond to such inquiries in an appropriate way and to take corrective action if warranted. There has been a significant increase in federal and state regulatory activity relating to financial services companies, with a number of recent regulatory inquiries focusing on late-trading, market timing and valuation issues. Our products entitle us to impose restrictions on transfers between separate account sub-accounts associated with our variable products.

In 2004 and 2005, the Boston District Office of the SEC conducted a compliance examination of certain of PNX’s affiliates that are registered under the Investment Company Act of 1940 or the Investment Advisers Act of 1940. Following the examination, the staff of the Boston District Office issued a deficiency letter primarily focused on perceived weaknesses in procedures for monitoring trading to prevent market timing activity. The staff requested PNX to conduct an analysis as to whether shareholders, policyholders and contract holders who invested in the funds that may have been affected by undetected market timing activity had suffered harm and to advise the staff whether PNX believes reimbursement is necessary or appropriate under the circumstances. A third party was retained to assist PNX in preparing the analysis. Based on this analysis, PNX advised the SEC that it does not believe that reimbursement is appropriate.

Over the past several years, a number of companies have announced settlements of enforcement actions with various regulatory agencies, primarily the SEC and the New York Attorney General’s Office. While no such action has been initiated against us, it is possible that one or more regulatory agencies may pursue this type of action against us in the future.

Financial services companies have also been the subject of broad industry inquiries by state regulators and attorneys general which do not appear to be company-specific. In this regard, in 2004, PNX received a subpoena from the Connecticut Attorney General’s office requesting information regarding certain distribution practices since 1998. Over 40 companies received such a subpoena. PNX cooperated fully and has had no further inquiry since filing its response.

In May 2005, The Phoenix Companies received a subpoena from the Connecticut Attorney General’s office and an inquiry from the Connecticut Insurance Department requesting information regarding finite reinsurance. The Phoenix Companies cooperated fully and have had no further inquiry since responding.

These types of regulatory actions may be difficult to assess or quantify, may seek recovery of indeterminate amounts, including punitive and treble damages, and the nature and magnitude of their outcomes may remain unknown for substantial periods of time. While it is not feasible to predict or determine the ultimate outcome of all pending inquiries, investigations, legal proceedings and other regulatory actions, or to provide reasonable ranges of potential losses, we believe that their outcomes are not likely, either individually or in the aggregate, to have a material adverse effect on our consolidated financial condition. However, given the large or indeterminate amounts sought in certain of these actions and the inherent unpredictability of regulatory matters, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operation or cash flows in particular quarterly or annual periods.

Financial Statements

The financial statements of Phoenix Life Variable Universal Life Account as of December 31, 2007, and the results of its operations and the changes in its net assets for each of the periods indicated and the financial statements of Phoenix Life Insurance Company as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007 are contained in the Statement of Additional Information (SAI), which you can get free of charge by calling the toll free number given on page one. The financial statements of Phoenix Life Insurance Company included herein should be considered only as bearing upon the ability of Phoenix Life Insurance Company to meet its obligations under the policies. You should not consider them as bearing on the investment performance of the assets held in the Separate Account or the Guaranteed Interest Accounts’ rates that we credit during a guarantee period.

Distribution of Policies

The company has appointed PEPCO to serve as the principal underwriter and distributor of the securities offered through this prospectus, pursuant to the terms of a distribution agreement. PEPCO, which is an affiliate of the company, also acts as the principal underwriter and distributor of other variable life insurance policies and variable annuity contracts issued by the company and its affiliated companies. The company reimburses PEPCO for expenses PEPCO incurs in distributing the policies (e.g., commissions payable to retail broker-dealers who sell the policies). PEPCO does not retain any fees under the policies; however, PEPCO may receive 12b-1 fees from the funds.

PEPCO’s principal executive offices are located at 56 Prospect Street, Hartford, Connecticut 06103. PEPCO is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (“FINRA”), formerly known as the National Association of Securities Dealers, Inc. or NASD.

PEPCO and the company enter into selling agreements with broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the policies but are exempt from registration. Applications for the policy are solicited by registered representatives who are associated persons of such broker-dealer firms. Those representatives act as appointed agents of the company under applicable state insurance law and must be licensed to sell variable life insurance products. The company intends to offer the policy in all jurisdictions where it is licensed to do business and where the policy is approved. The policies are offered on a continuous basis.

Compensation

Broker-dealers having selling agreements with PEPCO and the company are paid compensation for the promotion and sale of the policies. Registered representatives who solicit sales of the policy typically receive a portion of the compensation payable to the broker-dealer firm, depending on the agreement between the firm and the registered representatives. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor or disfavor one product provider over another product provider due to differing compensation rates.

Compensation paid on the policies, as well as other incentives or payments, is not assessed as an additional direct charge to policy owners or the Separate Account. Instead, you pay for sales and distribution expenses through overall charges and fees assessed under your policy. For example, front end sales charges, per thousand sales loads, and /or any profits the company may realize through assessing the mortality and expense risk charge under your policy may be used to pay for sales and distribution expenses. We may also pay for sales and distribution expenses out of any payments the company or PEPCO may receive from the funds for providing administrative, marketing and other support and services to the funds.

The amount and timing of overall compensation, which includes both commissions and the additional compensation as outlined below, may vary depending on the selling and other agreements in place. The additional compensation or reimbursement we pay to certain broker-dealers may be paid in the form of flat fees. However, these payments may be represented as a percentage of expected premium payments. Sales commissions will be paid to registered representatives on purchase payments we receive under these policies.

Phoenix will pay a maximum total sales commission of up to 99% of target premium payments in the first policy year, up to 20% of excess target premium payments in the first policy year, up to 20% of target premium payments in the following policy years, and asset based fees of up to 0.25% of policy value in the following policy years.

Percentage of Premium Payment

We generally pay compensation as a percentage of premium payments invested in the policy (“commissions”). The amount of commissions we pay may vary depending on the selling agreement.

Promotional Incentives and Payments

To the extent permitted by FINRA rules and other applicable laws and regulations, PEPCO may pay or allow other promotional incentives or payments in the firm of cash or other compensation.

Preferred Distribution Arrangements

The company and PEPCO have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called “shelf space” arrangements. Under these arrangements, the company and PEPCO pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company’s products. These services may include providing the company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer’s sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the company’s products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on: aggregate, net or anticipated sales of the policies; total assets attributable to sale of the policies by registered representatives of the broker-dealer firm; the length of time that a policy owner has owned the policy; meeting certain sales thresholds; and/or actual or anticipated overhead expenses incurred by the broker-dealer firms in offering the policies and other variable insurance products offered by the company or its affiliates. Compensation under these arrangements may be in the form of one-time or periodic lump sum payments. The company and PEPCO have entered into such arrangements with Merrill Lynch, Pierce, Fenner & Smith, Inc., Wachovia Securities, 1st Global Capital Corp., AXA Network, A.G. Edwards & Sons, Inc., LPL Financial Services, National Financial Partners, FFR Financial and Insurance Services, and BISYS Insurance Services, Inc.

A PPENDIX A – Investment Options

Fund Name	Investment Objective	Investment Advisor / Subadvisor

AIM V.I. Capital Appreciation Fund	Growth of capital	AIM Advisors, Inc.

DWS Equity 500 Index VIP	Match the performance of the Standard & Poor’s 500 Composite Stock Price Index which emphasizes stocks of large U.S. companies	Deutsche Asset Management, Inc.

DWS Small Cap Index VIP, Class A	Seeks to replicate, as closely as possible, before the deduction of expenses, the performance of the Russell 2000® Index, which emphasizes stocks of small U.S. companies	Deutsche Investment Management Americas Inc./Northern Trust Investments

Federated Fund for U.S. Government Securities II	Current income by investing primarily in a diversified portfolio or U.S. government securities	Federated Investment Management Company

Federated High Income Bond Fund II	High current income by investing primarily in a professionally managed, diversified portfolio of fixed income securities	Federated Investment Management Company

Fidelity VIP Contrafund® Portfolio	Long-term capital appreciation	Fidelity Management and Research Company

Fidelity VIP Growth Opportunities Portfolio	Capital growth	Fidelity Management and Research Company

Fidelity VIP Growth Portfolio	Capital appreciation	Fidelity Management and Research Company

Fidelity VIP Investment Grade Bond Portfolio	As high a level of current income as is consistent with the preservation of capital	Fidelity Management and Research Company Subadvisor: Fidelity Investments Money Management, Inc.

Franklin Income Securities Fund	Maximize income while maintaining prospects for capital appreciation	Franklin Advisers, Inc.

Lord Abbett Bond-Debenture Portfolio	High current income and the opportunity for capital appreciation to produce a high total return	Lord, Abbett & Co. LLC

Lord Abbett Growth and Income Portfolio	Long-term growth of capital and income without excessive fluctuations in market value	Lord, Abbett & Co. LLC

Lord Abbett Mid-Cap Value Portfolio	Capital appreciation through investments, primarily in equity securities which are believed to be undervalued in the marketplace	Lord, Abbett & Co. LLC

Mutual Shares Securities Fund	Capital appreciation with income as a secondary goal	Franklin Mutual Advisers, LLC

Neuberger Berman AMT Fasciano Portfolio	Long term capital growth	Neuberger Berman Management Inc. Subadvisor: Neuberger Berman, LLC

Neuberger Berman AMT Guardian Portfolio	Long term growth of capital; current income is a secondary goal	Neuberger Berman Management Inc. Subadvisor: Neuberger Berman, LLC

Oppenheimer Capital Appreciation Fund/VA	Capital appreciation by investing in securities of well-known, established companies	OppenheimerFunds, Inc.

Oppenheimer Global Securities Fund/VA	Long-term capital appreciation by investing in securities of foreign insurers, “growth-type” companies, cyclical industries and special situations	OppenheimerFunds, Inc.

Oppenheimer Main Street Small Cap Fund/VA	Capital appreciation	OppenheimerFunds, Inc.

Fund Name	Investment Objective	Investment Advisor / Subadvisor

Phoenix Capital Growth Series	Intermediate and long-term growth of capital appreciation with income as a secondary consideration	Phoenix Variable Advisors, Inc. Subadvisor: Harris Investment Management

Phoenix Growth and Income Series	Dividend growth, current income and capital appreciation	Phoenix Variable Advisors, Inc. Subadvisor: Phoenix Investment Counsel, Inc.

Phoenix Mid-Cap Growth Series	Capital appreciation	Phoenix Variable Advisors, Inc. Subadvisor: Neuberger Berman Management

Phoenix Money Market Series	As high a level of current income as is consistent with the preservation of capital and maintenance of liquidity	Phoenix Variable Advisors, Inc. Subadvisor: Goodwin Capital Advisers, Inc.

Phoenix Multi-Sector Fixed Income Series	Long-term total return	Phoenix Variable Advisors, Inc. Subadvisor: Goodwin Capital Advisers, Inc.

Phoenix Multi-Sector Short Term Bond Series	High current income while attempting to limit changes in the series’ net asset value per share caused by interest rate changes	Phoenix Variable Advisors, Inc. Subadvisor: Goodwin Capital Advisers, Inc.

Phoenix Strategic Allocation Series	High total return consistent with prudent investment risk	Phoenix Variable Advisors, Inc. Subadvisor: Goodwin Capital Advisers, Inc. (fixed income portion); Phoenix Investment Counsel, Inc. (equity portion)

Phoenix-Aberdeen International Series	High total return consistent with reasonable risk	Phoenix Variable Advisors, Inc. Subadvisor: Aberdeen Asset Management Inc.

Phoenix-Alger Small-Cap Growth Series	Long-term capital growth	Phoenix Variable Advisors, Inc. Subadvisor: Fred Alger Management, Inc.

Phoenix-Duff & Phelps Real Estate Securities Series	Capital appreciation and income with approximately equal emphasis	Phoenix Variable Advisors, Inc. Subadvisor: Duff & Phelps Investment Management Co.

Phoenix-Sanford Bernstein Mid-Cap Value Series	Long-term capital appreciation with current income as a secondary investment objective	Phoenix Variable Advisors, Inc. Subadvisor: AllianceBernstein L.P.

Phoenix-Sanford Bernstein Small-Cap Value Series	Long-term capital appreciation by investing primarily in small-capitalization stocks that appear to be undervalued with current income as a secondary investment objective	Phoenix Variable Advisors, Inc. Subadvisor: AllianceBernstein L.P.

Phoenix-Van Kampen Comstock Series	Long-term capital appreciation with current income as a secondary consideration	Phoenix Variable Advisors, Inc. Subadvisor: Morgan Stanley Investment Management Inc.

Phoenix-Van Kampen Equity 500 Index Series	High total return	Phoenix Variable Advisors, Inc. Subadvisor: Morgan Stanley Investment Management Inc.

PIMCO VIT CommodityRealReturnTM Strategy Portfolio	Maximum real return consistent with prudent investment management	Pacific Investment Management Company LLC

PIMCO VIT Real Return Portfolio	Maximum real return, consistent preservation of real capital and prudent investment management	Pacific Investment Management Company LLC

PIMCO VIT Total Return Portfolio	Maximum total return, consistent with preservation of capital and prudent investment management	Pacific Investment Management Company LLC

Sentinel Variable Products Balanced Fund	Seeks a combination of growth of capital and current income, with relatively low risk and relatively low fluctuations in value	Sentinel Asset Management, Inc.

Fund Name	Investment Objective	Investment Advisor / Subadvisor

Sentinel Variable Products BondFund	Seeks high current income while seeking to control risk	Sentinel Asset Management, Inc.

Sentinel Variable Products Common Stock Fund	Seeks a combination of growth of capital, current income, growth of income and relatively low risk as compared with the stock market as a whole	Sentinel Asset Management, Inc.

Sentinel Variable Products Mid Cap Growth Fund	Seeks growth of capital	Sentinel Asset Management, Inc.

Sentinel Variable Products Small Company Fund	Seeks growth of capital	Sentinel Asset Management, Inc.

Summit S&P MidCap 400 Index Portfolio	Seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400	Summit Investment Partners Inc.

Templeton Developing Markets Securities Fund	Long-term capital appreciation	Templeton Asset Management Ltd.

Templeton Foreign Securities Fund	Long-term capital growth	Templeton Investment Counsel, LLC

Templeton Growth Securities Fund	Long-term capital growth	Templeton Global Advisors Limited

Van Kampen UIF Equity and Income Portfolio	Capital appreciation and current income	Morgan Stanley Investment Management Inc.

Wanger International Select	Long-term growth of capital	Columbia Wanger Asset Management, L.P.

Wanger International Small Cap	Long-term growth of capital	Columbia Wanger Asset Management, L.P.

Wanger Select	Long-term growth of capital	Columbia Wanger Asset Management, L.P.

Wanger U.S. Smaller Companies	Long-term growth of capital	Columbia Wanger Asset Management, L.P.

Additional information about the Phoenix Joint Edge VUL policy (the “Policy”) and the Phoenix Life Variable Universal Life Account (the “Separate Account”) is contained in the Policy’s Statement of Additional Information (“SAI”) dated                     , 2008, which has been filed with the Securities and Exchange Commission (“SEC”) and is incorporated by reference into this prospectus.

The SAI, personalized illustrations of death benefits and net surrender values are available, without charge, upon request. Inquiries and requests for the SAI and other requests should be directed in writing to Phoenix Variable Products Mail Operations, PO Box 8027, Boston, Massachusetts 02266-8027, or by telephone at (800) 541-0171, or you can download the SAI from the Phoenix Companies, Inc., web site phoenixwm.com.

Information about the Separate Account, including the SAI, can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. You can obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. Reports and other information about the Separate Account are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. Copies of the information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC Public Reference Section, 100 F Street, NE, Room 1580, Washington, D.C. 20549.

Phoenix Life Insurance Company
A member of The Phoenix Companies, Inc.
phoenixwm.com

Investment Company Act File No. 811-09065

[logo] PHOENIX®

L4951PR2 ©2008 The Phoenix Companies, Inc.	__/08

PART B

Phoenix Joint Edge VUL

Phoenix Life Variable Universal Life Account

Issued by: PhoenixLife Insurance Company

Statement of Additional Information	, 2008

Flexible Premium Fixed and Variable Universal Life Insurance Policy

This Statement of Additional Information (“SAI”) is not a prospectus and should be read in conjunction with the prospectus, dated                     , 2008. You may obtain a copy of the prospectus without charge by contacting Phoenix Life Insurance Company (“Phoenix”) at the address or telephone number below. Terms used in the current prospectus are incorporated in this SAI.

If you have any questions, please contact us at our Main Administrative Office:	Phoenix Variable Products Mail Operations (“VPMO”)
PO Box 8027
Boston, Massachusetts 02266-8027
Tel. (800) 541-0171

Phoenix Life Insurance Company

Phoenix Life Insurance Company (“Phoenix”) sells variable life insurance and annuity products to individual and institutional customers. Phoenix is organized as a New York stock company. It was incorporated in the State of Connecticut on May 1, 1851, and then changed its domicile to the State of New York on July 1, 1992. Phoenix is a wholly-owned subsidiary of The Phoenix Companies, Inc., a publicly traded Delaware corporation. Our executive and administrative office is at One American Row, Hartford, CT 06103-2899. Our New York principal office is at 31 Tech Valley Drive, East Greenbush, New York 12061.

The Separate Account

Phoenix established the Phoenix Life Variable Universal Life Account (“Separate Account”) as a separate account under New York insurance law on June 17, 1985. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”) under which it meets the definition of a “separate account.”

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The Separate Account purchases shares in mutual funds called “underlying funds.” The Separate Account is divided into sections called “investment options.” There is a corresponding investment option for each underlying fund in which the Separate Account invests. You do not invest directly in the underlying funds. Instead, the account value you allocate to the Separate Account purchases “units” of the Separate Account. The units are allocated to the investment option of your choice. Each time you buy units of the Separate Account, the Separate Account purchases shares of the corresponding underlying fund. The value of your units will vary. Please refer to “Determination of Investment Option Values” located in this section for more details on unit values.

The shares of the underlying funds are not offered for sale to the general public. The underlying funds are used exclusively in variable life insurance and annuity products. The underlying funds will perform differently than mutual funds offered to the general public because the underlying funds may not make the same investments or have the same charges as mutual funds available to the general public.

Phoenix does not guarantee the investment performance of the Separate Account or any of its investment options. The policy value allocated to the Separate Account depends on the investment performance of the underlying funds. As policy owner, you bear the full investment risk for all monies invested in the Separate Account.

All income, gains or losses, credited to or charged against the Separate Account reflect the Separate Account’s own investment experience and not the investment experience of Phoenix’ other assets. The assets of the Separate Account may not be used to pay liabilities of Phoenix other than those arising from the variable life insurance policies issued by the Separate Account.

Reinvestment and Redemption

All dividend distributions of a fund are automatically reinvested in shares of the fund at their net asset value on the date of distribution; any capital gains distributions of a fund are likewise reinvested at the net asset value on the record date. Phoenix redeems fund shares at their net asset value to the extent necessary to make payments under the policy.

Substitution of Investments

We reserve the right to make additions to, deletions from, or substitutions for the investments held by the Separate Account, subject to compliance with the law as currently applicable or as subsequently changed.

If the shares of any of the portfolios of a fund should no longer be available for investment, or, if in our judgment, further investment in shares of any of the portfolios becomes inappropriate in view of the objectives of the policy, then we may substitute shares of another fund for shares already purchased, or to be purchased in the future. No substitution of fund shares held by the Separate Account may take place without prior approval of the SEC and prior notice to you. In the event of a substitution, you will be given the option of transferring the policy value from the affected investment option to another investment option without penalty.

Determination of Investment Option Values

We establish the unit value of each investment option on the first valuation date of that investment option. The unit value of an investment option on any other valuation date is determined by multiplying the unit value of that investment option on the previous valuation date by the net investment factor for that investment option for the then current valuation period. The unit value of each investment option on a day other than a valuation date is the unit value on the next valuation date. Unit values are carried to six decimal places. The unit value of each investment option on a valuation date is determined at the end of that day.

The net investment factor for each investment option is determined by the investment performance of the assets held by the investment option during the valuation period. Each valuation will follow applicable law and accepted procedures. The net investment factor is determined by the formula:

(A) + (B) – (C)	(D) where:

(A) =	The value of the assets in the investment option on the current valuation date, including accrued net investment income and realized and unrealized capital gains and losses, but excluding the net value of any transactions during the current valuation period.

(B) =	The amount of any dividend (or, if applicable, any capital gain distribution) received by the investment option if the “ex-dividend” date for shares of the fund occurs during the current valuation period.

(C) =	The value of the assets in the investment option as of the just prior valuation date, including accrued net investment income and realized and unrealized capital gains and losses, and including the net amount of any deposits and withdrawals made during the valuation period ending on that date.

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(D) =	Any charges for taxes on income and capital gains plus charges for changes in tax reserves for the current valuation period, per $1 of assets in the investment option. These charges will only be deducted if, in the future, the Separate Account becomes liable for them.

The Policy

The number of units credited to an investment option of the Separate Account will be determined by dividing the portion of the net premium applied to that investment option by the unit value of the investment option on the payment date.

You may increase or decrease the planned premium amount (within limits) or payment frequency at any time by writing to VPMO at the address located on the first page of this SAI. We reserve the right to limit increases to such maximums as may be established from time to time. During a grace period, the minimum payment we will accept is the amount needed to prevent policy lapse.

The policy and attached copy of the application are the entire contract. Only statements in the application can be used to void the policy. The statements are considered representations and not warranties. Only an executive officer of Phoenix can agree to change or waive any provisions of the policy.

Suicide

We will stop and void the policy if any insured person commits suicide within two years of the policy issue date. We will then return the premium reduced by any policy loan and accrued but unpaid interest and refund any monthly deductions and other fees and charges.

Incontestability

We may contest a policy for certain misstatements made in the policy application and in any application for reinstatement or in connection with any policy change requiring evidence of insurability within the two year period following application, reinstatement or the policy change. If we contest the policy on this basis, we will only pay the greater of all monthly deductions taken under the policy for the contested face amount and any premium we required for the contested face amount.

Change of Owner or Beneficiary

The beneficiary you name in the policy application, or subsequently change, will receive the policy benefits upon death of the insured person. If your named beneficiary dies before the death of the first insured, the named contingent beneficiary, if any, will become the beneficiary. If there is no surviving or named beneficiary, we will pay the death benefit to you or to your estate.

You may change the policy owner and the beneficiary as long as the policy remains in force. Changes must be made by written request, in a form satisfactory to us. A beneficiary change will take effect as of the date you sign the written notice, regardless of whether the insured person is living when we receive the notice. However, we will not be liable for any payment made or action taken before we receive your written notice.

Misstatements

If you incorrectly state the age or gender of the insured person, we will adjust the face amount to reflect the correct cost of insurance rate. The adjusted death benefit will equal the coverage our most recent cost of insurance deduction would provide based on the insured persons’ correct personal information.

Surplus

This nonparticipating policy does not pay dividends. You will not share in Phoenix’ surplus earnings.

Underwriter

Phoenix Equity Planning Corporation (“PEPCO”), an affiliate of Phoenix, as underwriter offers these contracts on a continuous basis. PEPCO is not compensated for any underwriting commissions. All underwriting commissions costs are borne directly by Phoenix. PEPCO’s principal business address is 56 Prospect Street, Hartford, Connecticut 06103.

Services

Servicing Agent

The Phoenix Edge Series Fund reimburses Phoenix Life Insurance Company for various shareholder services provided by the Variable Product Operations area, located at 31 Tech Valley Drive, East Greenbush, NY 12061. The Phoenix Edge Series Fund is an open-end management investment company with many separate series. Shares of the fund are not directly offered to the public,

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but through variable life policies and variable annuities issued by PHL Variable Insurance Company, Phoenix Life Insurance Company and Phoenix Life and Annuity Company. The functions performed include investor inquiry support, shareholder trading, confirmation of investment activity, quarterly statement processing and Web/Interactive Voice Response trading. The rate of reimbursement for 2007 is             % of the fund’s average daily net assets. The total administrative service fees paid by the fund for the last three fiscal years follow:

Year Ended December 31,	Fee Paid
2005		$1.9 Million
2006		$1.5 Million
2007	$	___ Million

Other Service Providers

Under an Administrative and Accounting Services Agreement between PFPC, INC. (PFPC) and the Company, PFPC provides certain services related to the Separate Account. These services include computing investment option unit value for each investment option of the Separate Account on each valuation date, preparing annual financial statements for the Separate Account, filing the Separate Account annual reports on Form N-SAR with the SEC, and maintaining certain books and records required by law on behalf of the Separate Account. The Company pays PFPC fees for these services. The total fee includes a flat annual charge per investment option, an annual base fee for the company and its affiliates utilizing the services, and license and service fees for certain software used in providing the services. During the last three fiscal years, the Company and insurance company affiliates of the Company have paid PFPC the fees listed below for services provided to the Separate Account, other separate accounts of the Company, and separate accounts of insurance company affiliates of the Company.

Year ended December 31	Fee Paid
2005		$548,916.20
2006		$537,086.62
2007	$

Under a contract with Phoenix , Ibbotson Associates provides certain asset allocation services, including a risk tolerance questionnaire to assist the policy owner, for use in conjunction with the policy. For these services, PLIC pays Ibbotson an annual flat fee. The fees paid for the last three fiscal years follow:

Year Ended December 31,	Fee Paid
2005		$86,000
2006		$101,000
2007	$	______

Information Sharing Agreements

Phoenix has entered into information sharing agreements with the underlying funds as required by Rule 22c-2 of the Investment Company Act of 1940. The purpose of the information sharing is to monitor, and, if necessary, warn and restrict policy owners who may be engaging in disruptive trading practices as determined by Phoenix or the underlying funds in accordance with their established policies.

Performance History

For detailed performance history, please visit our website at www.phoenixwm.com. The rates of return shown are not an estimate nor are they a guarantee of future performance. The performance history shown is solely for the underlying investment portfolios. They do not illustrate how actual performance will affect the benefits under your policy because they do not account for any of the charges and deductions that apply to your policy value.

Yield of the Phoenix Money Market Series. We calculate the yield of the Phoenix Money Market Series for a 7-day “base period” by determining the “net change in value” of a hypothetical pre-existing account. We assume the hypothetical account had an initial balance of one share of the series at the beginning of the base period. We then determine what the value of the hypothetical account would have been at the end of the 7-day base period. We assume no policy charges were deducted from the hypothetical account. The end value minus the initial value gives us the net change in value for the hypothetical account. The net change in value can then be divided by the initial value giving us the base period return (one week’s return). To find the equivalent annual return we multiply the base period return by 365/7. The equivalent effective annual yield differs from the annual return because we assume all returns are reinvested in the investment option. We carry results to the nearest hundredth of one percent.

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Example Calculation:

The following example of a return/yield calculation for the Phoenix Money Market Series is based on the 7-day period ending December 31, 2006:

Value of hypothetical pre-existing account with exactly one unit at the beginning of the period:	$1.000000
Value of the same account (excluding capital changes) at the end of the 7-day period:	$1.000876
Calculation:
Ending account value	$1.000876
Less beginning account value	$1.000000
Net change in account value	$0.000876
Base period return:
(adjusted change/beginning account value)	$0.000876
Current annual yield = return x (365/7) =	4.57%
Effective annual yield = [(1 + return)365/7] – 1 =	4.67%

The current yield and effective yield information will fluctuate. Yield and return information may not provide a suitable basis for comparison with bank deposits or other investments which are insured and/or pay a fixed yield for a stated period of time, or other investment companies, due to charges which will be deducted on the Separate Account level.

Total Return: We will usually advertise the average annual total return for a investment option calculated for one year, three years, five years, ten years and since the inception date of the underlying portfolio. We assume the reinvestment of all distributions at net asset value but do not account for the deduction of any of the daily or monthly charges made under the policy.

Performance is the compounded return for the time period indicated, net of all fund level fees. Returns for the periods greater than one year are annualized. Performance does not include the effects of product charges, including any or all of the following: issue, sales and tax charges; mortality and expense risk fees; cost of insurance charges; administrative and transfer fees; and surrender charges. If these charges were reflected in these returns, performance would be significantly lower than shown. Please obtain a personalized illustration by contacting your registered representative. The illustration will show all applicable charges deducted, including the cost of insurance.

Since investment option performance fluctuates, the policy value, when redeemed, may be worth more or less than the original cost. Withdrawals will affect the policy value and death benefit. You may obtain a copy of the most up-to-date performance numbers from your registered representative.

We may include information about a series’ or an advisor’s investment strategies and management style in advertisements, sales literature and other communications. An advisor may alter investment strategies and style in response to changing market and economic conditions. A fund may advertise all or part of a series’ portfolio holdings, including holdings in specific industries. A fund may also separately illustrate the income and capital gains portions of a series’ total return. A fund may also advertise performance by dividing returns into equity and debt components.

A series may compare its returns to any of a number of well-known benchmarks of market performance; including, but not limited to:

The Dow Jones Industrial AverageSM (“DJIA”)

First Boston High Yield Index

Salomon Brothers Corporate Index

Salomon Brothers Government Bond Index

Standard & Poor’s 500 Index® (“S&P 500”)

Each investment option may include its yield and total return in advertisements or communications with current or prospective policy owners. Each investment option may also include in such advertisements, its ranking or comparison to similar mutual funds by such organizations as:

Lipper Analytical Services

Morningstar, Inc.

Thomson Financial

A fund may also compare a series’ performance to other investment or savings vehicles (such as certificates of deposit) and may refer to results published in such publications as:

Barron’s

Business Week

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Changing Times

Consumer Reports

Financial Planning

Financial Services Weekly

Forbes

Fortune

Investor’s Business Daily

Money

The New York Times

Personal Investor

Registered Representative

U.S. News and World Report

The Wall Street Journal

DJIA is an unweighted index of 30 industrial “blue chip” U.S. stocks. It is the oldest continuing U.S. market index. The 30 stocks now in the DJIA are both widely-held and a major influence in their respective industries. The average is computed in such a way as to preserve its historical continuity and account for such factors as stock splits and periodic changes in the components of the index. The editors of The Wall Street Journal select the component stocks of the DJIA.

The S&P 500 is a market-value weighted index composed of 500 stocks chosen for market size, liquidity, and industry group representation. It is one of the most widely used indicators of U.S. stock market performance. The composition of the S&P 500 changes from time to time. Standard & Poor’s Index Committee makes all decisions about the S&P 500.

Weighted and unweighted indexes: A market-value, or capitalization, weighted index uses relative market value (share price multiplied by the number of shares outstanding) to “weight” the influence of a stock’s price on the index. Simply put, larger companies’ stock prices influence the index more than smaller companies’ stock prices. An unweighted index (such as the DJIA) uses stock price alone to determine the index value. A company’s relative size has no bearing on its impact on the index.

The funds’ annual reports, available upon request and without charge, contain a discussion of the performance of the funds and a comparison of that performance to a securities market index. You may obtain an Annual Report by contacting your registered representative or VULA at the address and telephone number on page one.

Additional Information about Charges

Reduction in Charges

We may reduce or eliminate the mortality and expense risk charge, monthly administrative charge, monthly cost of insurance charges, surrender charges or other charges normally assessed where we expect that factors below will result in savings of sales, underwriting, administrative or other costs.

Eligibility for the amount of these reductions will be determined by a number of factors including:

•	the number of insureds,

•	total premiums expected to be paid,

•	total assets under management for the policyowner,

•	the nature of the relationship among individual insureds,

•	the purpose for which the policies are being purchased,

•

where there is a preexisting relationship with us, such as being an employee of Phoenix or its affiliates and their spouses; or employees or agents who retire from Phoenix or its affiliates or Phoenix Equity Planning Corporation (“PEPCO”), or its affiliates or registered representatives of the principal underwriter and registered representatives of broker-dealers with whom PEPCO has selling agreements,

•	internal transfers from other policies or contracts issued by the company or an affiliate, or making transfers of amounts held under qualified plans sponsored by the company or an affiliate, and

•	other circumstances which in our opinion are rationally related to the expected reduction in expenses.

Any variations in the charge structure will be determined in a uniform manner, reflecting differences in costs of services and not unfairly discriminatory to policyholders.

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Safekeeping of the Separate Account’s Assets

We hold the assets of the Separate Account separate and apart from our General Account. We maintain records of all purchases and redemptions of fund shares.

State Regulation

We are subject to the provisions of the New York insurance laws applicable to life insurance companies and to regulation and supervision by the New York Superintendent of Insurance. We also are subject to the applicable insurance laws of all the other states and jurisdictions in which we do insurance business.

State regulation of Phoenix includes certain limitations on investments we may make, including investments for the Separate Account and the Guaranteed Interest Account. State regulation does not include any supervision over the Separate Account’s investment policies.

Reports

We will provide all policy owners with all reports required by the 1940 Act and related regulations or by any other applicable law or regulation.

Experts

The financial statements of PhoenixVariable Universal Life Account as of December 31, 2007, and the results of its operations and the changes in its net assets for each of the periods indicated and the financial statements of Phoenix Life Insurance Company as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, included in the prospectus and this Statement of Additional Information have been so included in reliance on the reports of [            ] LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The principal business address of [            ] is 100 Pearl Street, Hartford, CT 06103. [            ], Counsel, Phoenix Life Insurance Company, has provided opinions on certain matters relating to federal securities and state regulations laws, respectively, in connection with the policies described in the prospectus and this Statement of Additional Information.

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Financial Statements of Phoenix Variable Universal Life Account

To Be Filed by amendment

SA-1

Financial statements of Phoenix Life Insurance Company

To be filed by Amendment

F-1

Part C

Other Information

Item 26.	Exhibits.

(a)	Board of Directors Resolution.

Resolution of the Board of Directors of Phoenix Life Insurance Company (formerly Phoenix Home Life Mutual Insurance Company) establishing the Phoenix Mutual Variable Universal Life Account is incorporated by reference to Post-Effective Amendment No. 14 on Form S-6 (File No. 033-06793) filed via EDGAR on April 29, 1998.

(b)	Custodian Agreements.

Not applicable.

(c)	Underwriting Contracts.

(1)	Master Service and Distribution Compliance Agreement between Depositor and Phoenix Equity Planning Corporation dated November 1, 2000, is incorporated by reference to Post-Effective Amendment No. 26 on Form N-6 (File No. 033-06793) filed via EDGAR on April 30, 2004.

(2)	Form of Broker Dealer Supervisory and Service Agreement between Phoenix Equity Planning Corporation and Independent Brokers with respect to the sale of Policies is incorporated by reference to Post-Effective Amendment No. 27 on Form N-6 (File No. 033-06793) filed via EDGAR on April 25, 2005.

(d)	Contracts-To be filed by amendment

(e)	Application-To be filed by amendment

(f)	Depositor’s Certificate of Incorporation and Bylaws.

(1)	Amended and Restated Charter of Phoenix Life Insurance Company is incorporated by reference to Pre-Effective Amendment No. 1 on Form N-6 (File No. 333-119919) filed via EDGAR on February 9, 2005.

(2)	Amended and Restated Bylaws of Phoenix Life Insurance Company dated February 2, 2006 is incorporated by reference to Post-Effective Amendment No. 18 on Form N-6 (File No. 333-23171) filed via EDGAR on April 27, 2006.

(g)	Reinsurance Contracts.

To be filed by Amendment.

(h)	Participation Agreements.

(1) (a)	Participation Agreement dated May 1, 2000 between Phoenix Home Life Mutual Insurance Company, PHL Variable Insurance Company, Franklin Templeton Variable Insurance Products Trust, and Franklin Templeton Distributors, Inc. is incorporated by reference to Post-Effective Amendment No. 21 on Form S-6 (File No. 033-06793) filed via EDGAR on April 29, 2002.

(b)	Amendment dated May 1, 2000 to Participation Agreement between Phoenix Home Life Mutual Insurance Company, PHL Variable Insurance Company, Franklin Templeton Variable Insurance Products Trust, and Franklin Templeton Distributors, Inc. is incorporated by reference to Post-Effective Amendment No. 21 on Form S-6 (File No. 033-06793) filed via EDGAR on April 29, 2002.

(c)	Amendment to Participation Agreement dated May 3, 2004 by and among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Phoenix Life Insurance Company, and PHL Variable Insurance Company is incorporated herein by reference to Post-Effective Amendment No. 9 on Form N-6 (File No. 333-76778) filed via EDGAR on April 27, 2006.

(d)	Amendment No. 3 to Participation Agreement as of May 1, 2006, by and among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Phoenix Life Insurance Company, and PHL Variable Insurance Company is incorporated herein by reference to Post-Effective Amendment No. 9 on Form N-6 (File No. 333-119916) filed via EDGAR on August 14, 2006.

(e)	Amendment No. 4 to Participation Agreement as of May 1, 2007, by and among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., PHL Variable Insurance Company,Phoenix Life Insurance Company, and Phoenix Equity Planning Corporation is incorporated by reference to Pre-Effective Amendment No. 1 on Form N-6 (File No. 333-146301), filed via EDGAR on December 21, 2007.

(2) (a)	Participation Agreement dated April 18, 1995 between Phoenix Home Life Mutual Insurance Company and Wanger Advisors Trust is incorporated by reference to Post-Effective Amendment No. 21 on Form S-6 (File No. 033-06793) filed via EDGAR on April 29, 2002.

(b)	Amendment No. 1 dated December 16, 1996 to Participation Agreement between Phoenix Home Life Mutual Insurance Company and Wanger Advisors Trust is incorporated by reference to Post-Effective Amendment No. 21 on Form S-6 (File No. 033-06793) filed via EDGAR on April 29, 2002.

(3)	Fund Participation Agreement dated July 15, 1999 among Phoenix Home Life Mutual Insurance Company, Insurance Series, and Federated Securities Corp. is incorporated by reference to Post-Effective Amendment No. 21 on Form S-6 (File No. 033-06793) filed via EDGAR on April 29, 2002.

(4) (a)	Fund Participation Agreement dated July 19, 1999 among Phoenix Home Life Mutual Insurance Company, BT Insurance Funds Trust and Bankers Trust Company, is incorporated by reference to Post-Effective Amendment No. 21 on Form S-6 (File No. 033-06793) filed via EDGAR on April 29, 2002.

(b)	Amendment No. 1 dated April 27, 2001 to the Fund Participation Agreement among Phoenix Home Life Mutual Insurance Company, Deutsche Asset Management VIT Funds and Bankers Trust Company, is incorporated by reference to Post-Effective Amendment No. 21 on Form S-6 (File No. 033-06793) filed via EDGAR on April 29, 2002.

(c)	Amendment No. 2 dated October 29, 2001 to the Fund Participation Agreement among Phoenix Life Insurance Company, Deutsche Asset Management VIT Funds and Deutsche Asset Management, Inc. is incorporated by reference to Post-Effective Amendment No. 21 on Form S-6 (File No. 033-06793) filed via EDGAR on April 29, 2002.

(5)	Participation Agreement dated May 1, 2006 among The Universal Institutional Funds, Inc., Morgan Stanley Distribution Inc., Morgan Stanley Investment Management Inc. and Phoenix Life Insurance Company is incorporated by reference to Post-Effective Amendment No. 3 on Form N-4 (File No. 333-123035) filed via EDGAR on December 19, 2006.

(6)	Participation Agreement dated June 1, 2000 among Phoenix Home Life Mutual Insurance Company, The Alger American Fund and Fred Alger & Company, Incorporated is incorporated by reference to Post-Effective Amendment No. 21 on Form S-6 (File No. 033-06793) filed via EDGAR on April 29, 2002.

(7)	(a) Participation Agreement dated June 1, 2000 among Phoenix Home Life Mutual Insurance Company, Variable Insurance Products Fund and Fidelity Distributors Corporation is incorporated by reference to Post-Effective Amendment No. 21 on Form S-6 (File No. 033-06793) filed via EDGAR on April 29, 2002.

(b) Participation Agreement dated June 1, 2000 among Phoenix Home Life Mutual Insurance Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation to be filed by amendment.

(c) Participation Agreement dated June 1, 2000 among Phoenix Home Life Mutual Insurance Company, Variable Insurance Products Fund III and Fidelity Distributors Corporation to be filed by amendment.

(i) Amendment and Assignment dated as of June 6, 2007 between Variable Insurance Products Fund II (“Current Fund”), Fidelity Distributors Corporation (the “Underwriter”) and Phoenix Life Insurance Company (the “Company”) to the Participation Agreement dated June 1, 2000, as amended, is incorporated by reference to Pre-effective Amendment No. 1 to Initial Registration Statement filed on Form N-6 (File No. 333-143656) filed via EDGAR on November 7, 2007. (Note: Fidelity reorganized the following portfolios: Asset Manager Portfolio, Asset Manager: Growth Portfolio and Investment Grade Bond Portfolio into a new Variable Insurance Products Fund V. This Amendment (1) amends the Participation Agreement to delete the affected portfolios; and (2) creates a new participation agreement for Fund V by adopting the terms of the Participation Agreement and assigning each fund’s rights, benefits and obligations under the Participation Agreement with respect to the corresponding portfolios of Fund V.)

(8)	Participation Agreement dated March 29, 2001 among Phoenix Home Life Mutual Insurance Company, AIM Variable Insurance Funds, Phoenix Equity Planning Corporation and AIM Distributors, Inc. is incorporated by reference to Post-Effective Amendment No. 21 on Form S-6 (File No. 033-06793) filed via EDGAR on April 29, 2002.

(9)	Amended and Restated Participation Agreement dated January 1, 2007 among The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company is incorporated by reference to Post-Effective Amendment No. 27 on Form N-6 (File No. 033-87376) filed via EDGAR on February 20, 2007.

(10)	Participation Agreement dated May 1, 2006 among Phoenix Life Insurance Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC is incorporated by reference to Post-Effective Amendment No. 3 on Form N-6 (File No. 333-119919) filed via EDGAR on August 14, 2006.

(11)	Fund Participation Agreement dated May 1, 2006 among Phoenix Life Insurance Company, Neuberger Berman Advisers Management Trust and Neuberger Berman Management, Inc. is incorporated by reference to Post-Effective Amendment No. 3 on Form N-6 (File No. 333-119919) filed via EDGAR on August 14, 2006.

(12)	Participation Agreement dated April 25, 2005 among Phoenix Life Insurance Company, Lazard Asset Management Securities LLC and Lazard Retirement Series, Inc. is incorporated by reference to Post-Effective Amendment No. 18 on Form N-6 (File No. 333-23171) filed via EDGAR on April 27, 2006.

(13)	Participation Agreement dated April 14, 2005 among Phoenix Life Insurance Company, Lord Abbett Series Fund, Inc., and Lord Abbett Distributor, LLC is incorporated by reference to Post-Effective Amendment No. 18 on Form N-6 (File No. 333-23171) filed via EDGAR on April 27, 2006.

(14)	Participation Agreement dated May 1, 2006 among Phoenix Life Insurance Company, Oppenheimer Variable Account Funds and Oppenheimerfunds, Inc. is incorporated by reference to Registrant’s Post-Effective Amendment No. 3 on Form N-6 (File No. 333-119919) filed via EDGAR on August 14, 2006.

(15)	Participation Agreement among Phoenix Life Insurance Company, Rydex Variable Trust and Rydex Distributors, Inc. dated May 30, 2003 is incorporated by reference to Post-Effective Amendment No. 26 on Form N-6 (File No. 033-06793) filed via EDGAR on April 30, 2004.

(16)	Fund Participation Agreement dated September 7, 2007 among Phoenix Life Insurance Company, Sentinel Variable Products Trust and Sentinel Financial Services Company is incorporated by reference to Post-Effective Amendment No. 5 on Form N-4 (File No. 333-123035) filed via EDGAR on September 7, 2007.

(i)	Administrative Contracts.

(1)	Service Agreement dated January 1, 2003 between The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company, is incorporated by reference to Post-Effective Amendment No. 26 on Form N-6 (File No. 033-06793) filed via EDGAR on April 30, 2004.

(2)	First Amendment to Service Agreement dated November 11, 2003 between The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company, is incorporated by reference to Post-Effective Amendment No. 26 on Form N-6 (File No. 033-06793) filed via EDGAR on April 30, 2004).

(3)	Second Amendment to Service Agreement dated February 27, 2004 between The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company, is incorporated by reference to Pre-Effective Amendment No. 1 on Form N-6 (File No. 333-119919) filed via EDGAR on February 9, 2005.

(4)	Third Amendment to Service Agreement dated November 15, 2004 between The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company, is incorporated by reference to Post-Effective Amendment No. 1 on Form N-6 (File No. 333-119919) filed via EDGAR on April 25, 2005.

(5)	Fourth Amendment to Service Agreement dated November 13, 2005 by and among The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company, is incorporated herein by reference to Post-Effective Amendment No. 18 on Form N-6 (File No. 333-23171) filed via EDGAR on April 27, 2006.

(j)	Other Material Contracts.

(1)	Amended and Restated Administration and Accounting Services Agreement dated March 1, 2003 by and between Phoenix Life Insurance Company and PFPC, INC. is incorporated by reference to Post-Effective Amendment No. 5 on Form N-4 (File No. 333- 123035), filed via EDGAR on September 7, 2007.

(2)	Amendment dated January 1, 2005 to Amended and Restated Administration and Accounting Services Agreement between Phoenix Life Insurance Company and PFPC, INC. is incorporated by reference to Post-Effective Amendment No. 5 on Form N-4 (File No. 333-123035), filed via EDGAR on September 7, 2007.

(3)	Information Sharing Agreements pursuant to Rule 22c-2 are incorporated by reference to Form N-4 (File No. 033-87376), Post-Effective Amendment No. 29, filed via EDGAR on May 1, 2007.

(4)	Information Sharing Agreement dated as of September 7, 2007, pursuant to Rule 22c-2, between Phoenix Life Insurance Company, PHL Variable Insurance Company, and Phoenix Life and Annuity Company and the Sentinel Variable Products Trust is incorporated by reference to Post-effective Amendment No. 6 on Form N-4 (File No. 333-123035), filed via EDGAR on September 28, 2007.

(k)	Legal Opinion.

Opinion and Consent of Counsel –to be filed by amendment.

(l)	Actuarial Opinion.

Not applicable.

(m)	Calculation.

Not applicable.

(n)	Other Opinions.

(1)	Consent of Independent Registered Public Accounting Firm to be filed by amendment.

(2)	Powers of Attorney are filed herewith

(o)	Omitted Financial Statements.

Not applicable.

(p)	Initial Capital Agreements.

Not applicable.

(q)	Redeemability Exemption.

Not applicable.

Item 27.	Directors and Officers of the Depositor.

Name and Principal Business Address	Positions and Offices with Depositor
Sal H. Alfiero Protective Industries, LLC Buffalo, NY	Director
Martin N. Baily The Brookings Institution Washington, DC	Director
Jean S. Blackwell Cummins Inc. Columbus, IN	Director
Peter C. Browning*	Director
Arthur P. Byrne J.W. Childs Associates Boston, MA	Director
Sanford Cloud, Jr.*	Director
Gordon J. Davis, Esq. LeBoeuf, Lamb, Greene & MacRae, LLP New York, NY	Director
John H. Forsgren*	Director
Ann Maynard Gray*	Director
John E. Haire*	Director
Jerry J. Jasinowski*	Director
Thomas S. Johnson* New York, NY	Director
Dona D. Young*	Director, Chairman of the Board, President and Chief Executive Officer
David R. Pellerin**	Senior Vice President and Chief Accounting Officer
Peter A. Hofmann*	Senior Executive Vice President and Chief Financial Officer

Name and Principal Business Address	Positions and Offices with Depositor
Philip K. Polkinghorn*	Senior Executive Vice President and President, Life and Annuity
Tracy L. Rich*	Executive Vice President, General Counsel and Secretary
Daniel J. Moskey*	Vice President and Treasurer
James D. Wehr**	Senior Executive Vice President and Chief Investment Officer

*	The principal business address of this individual is One American Row, Hartford, CT 06103-2899
**	The principal business address of this individual is 56 Prospect Street, Hartford, CT 06103-2836

Item 28.	Persons Controlled by or Under Common Control with the Depositor or Registrant

The Phoenix Companies, Inc. (100%) Delaware

Phoenix Distribution Holding Company (100%) Connecticut

WS Griffith Securities, Inc. (100%) New York

Phoenix Investment Management Company (100%) Connecticut

Phoenix Investment Partners, Ltd. (100%) Delaware

DP Holdings, Ltd. (100%) New Brunswick, Canada

DPCM Holdings, Inc. (100%) Illinois

Duff & Phelps Investment Management Company. (100%) Illinois

Goodwin Capital Advisers, Inc. (100%) New York

Kayne Anderson Rudnick Investment Management, LLC (100%) California

Pasadena Capital Corporation (100%) California

Engemann Asset Management (100%) California

Phoenix Alternative Investment Advisers, Inc. (100%) Connecticut

Phoenix Equity Planning Corporation (100%) Connecticut

Phoenix Investment Counsel, Inc. (100%) Massachusetts

Phoenix/Zweig Advisers, LLC (100%) Delaware

Euclid Advisors, LLC (100%) New York

PXP Securities Corp. (100%) New York

Rutherford Financial Corporation (100%) Delaware

Rutherford, Brown & Catherwood, LLC (73.2%) Delaware

SCM Advisors, LLC (100%) California

Walnut Asset Management, LLC (70.6%) Delaware

Phoenix Life Insurance Company (100%) New York

Next Generation Ventures LLC (50%) Connecticut

Phoenix Foundation (0%)

Phoenix Life Separate Account B (100%) New York

Phoenix Life Separate Account C (100%) New York

Phoenix Life Separate Account D (100%) New York

Phoenix Life Variable Accumulation Account (100%) New York

Phoenix Life Variable Universal Life Account (100%) New York

PM Holdings, Inc. (100%) Connecticut

American Phoenix Life and Reassurance Company (100%) Connecticut

Phoenix Life and Reassurance Company of New York (100%) New York

PFG Holdings, Inc. (100%) Pennsylvania

AGL Life Assurance Company (100%) Pennsylvania

PFG Distribution Company (100%) Delaware

Philadelphia Financial Group, Inc. (100%) Delaware

PHL Variable Insurance Company (100%) Connecticut

PHL Variable Accumulation Account (100%) Connecticut

PHLVIC Variable Universal Life Account (100%) Connecticut

Phoenix Founders, Inc. (100%) Connecticut

Phoenix International Capital Corporation (100%) Connecticut

Practicare, Inc. (100%) Delaware

Phoenix Life and Annuity Company (100%) Connecticut

Phoenix Life and Annuity Variable Universal Life Account (100%) Connecticut

Phoenix New England Trust Holding Company (100%) Connecticut

Phoenix Variable Advisors, Inc. (100%) Delaware

PML International Insurance Limited (100%) Bermuda

The Phoenix Edge Series Fund (0%) Massachusetts business trust

Phoenix National Trust Holding Company (100%) Connecticut

Phoenix Life Solutions, Inc. (100%) Delaware

Only companies that file consolidated financial statements with the Securities and Exchange Commission (“SEC”) are The Phoenix Companies Inc. and Phoenix Life Insurance Company. In addition, PHL Variable Insurance Company and Phoenix Life and Annuity Company file individual financial statements with the SEC. For the remainder, except the separate accounts (defined as Phoenix Life Separate Account B, Phoenix Life Separate Account C, Phoenix Life Separate Account D, Phoenix Life Variable Accumulation Account, Phoenix Life Variable Universal Life Account, PHL Variable Accumulation Account, PHLVIC Variable Universal Life Account, and Phoenix Life and Annuity Variable Universal Life Account) all other entities are included in the consolidated financial statement, for The Phoenix Companies, Inc., but none file individual financial statements with the SEC.

Item 29.	Indemnification.

Section 722 of the New York Business Corporation Law, as made applicable to insurance companies by Section 108 of the New York Insurance Law, provides that a corporation may indemnify any director or officer of the corporation made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, by reason of the fact that he, his testator or intestate, served such other corporation in any capacity at the request of the indemnifying corporation.

Article VI, Section 6.1 of the Bylaws of the Depositor (as amended and restated effective February 2, 2006) provides that “To the full extent permitted by the laws of the State of New York, the Company shall indemnify any person made or threatened to be made a party to any action, proceeding or investigation, whether civil or criminal, by reason of the fact that such person, or such person’s testator or intestate:

(1)	is or was a Director, officer or employees of the Company; or

(2)	serves or served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of the Company, and at the time of such services, was a director, officer or employee of the Company against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with or as a result of such action, proceeding or investigation, or any appeal therein.

Subject to applicable law, the indemnification provided in this Article VI shall not be deemed to be exclusive of any other rights to which a director, officer or employee of the Company seeking indemnification may be entitled.” Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.	Principal Underwriter.

1.	Phoenix Equity Planning Corporation (“PEPCO”)

(a)	PEPCO serves as the principal underwriter for the following entities:

Phoenix Adviser Trust, Phoenix Asset Trust, Phoenix Equity Series Fund, Phoenix Equity Trust, Phoenix Insight Funds Trust, Phoenix Institutional Mutual Funds, Phoenix Investment Series Fund, Phoenix Investment Trust 06, Phoenix Investment Trust 97, Phoenix Multi-Portfolio Fund, Phoenix Opportunities Trust, Phoenix PHOLIOsSM, Phoenix Series Fund, Phoenix Strategic Equity Series Fund, The Phoenix Edge Series Fund, Phoenix Life Variable Accumulation Account, Phoenix Life Variable Universal Life Account, Phoenix Life and Annuity Variable Universal Life Account, PHL Variable Accumulation Account, PHLVIC Variable Universal Life Account and PHL Variable Separate Account MVA1.

(b)	Directors and Executive Officers of PEPCO

Name	Position
George R. Aylward, Jr.**	Director, Executive Vice President
John H. Beers*	Vice President and Secretary
John R. Flores*	Vice President and Anti-Money Laundering Officer
Stephen D. Gresham**	Director, Senior Vice President
David Hanley**	Vice President and Treasurer
David C. Martin*	Vice President and Chief Compliance Officer
Philip K. Polkinghorn*	Director, Executive Vice President

*	The business address of this individual is One American Row, Hartford, CT 06103-2899.
**	The business address of this individual is 56 Prospect Street, Hartford, CT 06103-2836

(c)	PEPCO received no compensation from the Registrant during the last fiscal year for sales of the contract.

Item 31.	Location of Accounts and Records.

The accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 are maintained at the administrative offices of Phoenix Life Insurance Company located at One American Row, Hartford, CT 06103-2899.

Item 32.	Management Services.

Under a contract with Phoenix Life Insurance Company (“PLIC”), Ibbotson Associates provides certain asset allocation services, including a risk tolerance questionnaire to assist the policy owner, for use in conjunction with the policy. For these services, PLIC pays Ibbotson an annual flat fee. The fees paid for the last three fiscal years follow:

Year	Fee Paid
2005		$86,000
2006		$101,000
2007	$

Item 33.	Fee Representation.

The following representation is to be made by amendment.

Pursuant to Section 26(f) of the Investment Company Act of 1940, as amended, Phoenix Life Insurance Company represents that the fees and charges to be deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks to be assumed thereunder by Phoenix Life Insurance Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant, Phoenix Life Variable Universal Life Account, certifies that it causes this Registration Statement to be signed on its behalf by the undersigned, duly authorized, all in the City of Hartford and State of Connecticut on this 11th day of March, 2008.

PHOENIX LIFE VARIABLE UNIVERSAL LIFE ACCOUNT (Registrant)

By:
* Dona D. Young, Chairman of the Board, President and Chief Executive Officer of Phoenix Life Insurance Company

PHOENIX LIFE INSURANCE COMPANY

By:
* Dona D. Young, Chairman of the Board, President and Chief Executive Officer

By:	/s/ Kathleen A. McGah
* Kathleen A. McGah, as Attorney-in-Fact pursuant to Power of Attorney.

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on March 11th, 2008.

Signature	Title

Director
*Sal H. Alfiero

Director
*Martin N. Baily

Director
*Jean S. Blackwell

Director
*Peter C. Browning

Director
*Arthur P. Byrne

Director
*Sanford Cloud, Jr.

Director
*Gordon J. Davis

Director
*John H. Forsgren

Signature	Title

Director
*Ann Maynard Gray

Director
*John E. Haire

Director
*Jerry J. Jasinowski

Director
*Thomas S. Johnson

Director, Chairman of the Board, President and Chief Executive Officer
*Dona D. Young

Chief Accounting Officer
*David R. Pellerin

Chief Financial Officer
*Peter A. Hofmann

By:	/s/ Kathleen A. McGah
* Kathleen A. McGah, as Attorney-in-Fact pursuant to Powers of Attorney.

Exhibit Index

Exhibit 26(n)(2) Powers of Attorney